SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.
Quarterly Financial Information
Quarter Ended September 30, 2008

(A free translation of the original report in Portuguese
as published in Brazil containing Interim Financial Information prepared in accordance with rules issued by the Brazilian Securities Exchange
Commission (CVM), applicable to the preparation of the Quarterly Financial
Information, including CVM Instruction 469/08)

Independent Auditors’ Report on the Special Review

To
The Shareholders and Management
Braskem S.A.
Camaçari - BA

1. We reviewed the accounting information included in Quarterly Financial Information of Braskem and in the Quarterly Financial Information of this Company and its subsidiaries (consolidated) for the quarter ended September 30, 2008, which comprised the balance sheets, the statements of income, the statements of cash flows, the performance report and the notes to the financial statements, prepared under the responsibility of its Management. The accounting information of the subsidiary, Ipiranga Química S.A. (IQ) and the merged companies Ipiranga Petroquímica S.A. (IPQ) and Petroquímica Paulínia S.A. (PPSA) as at September 30, 2008 were reviewed by other independent auditors, and our review, as far as the amount of investment and of the income deriving from IQ in the respective amounts of R$ 175,185 thousand and R$ 365,345 thousand, and the total book net worth of IPQ and PPSA in the respective amounts of R$ 1,668,629 thousand and R$ 257,955 thousand is concerned, is based exclusively on the reports issued by other auditors.

2. Our review was performed in accordance with specific rules established by IBRACON (Brazilian Institute of Independent Auditors) and the Federal Accounting Council (CFC), and consisted mainly of: (a) enquiries and discussions with management responsible for the accounting, financial and operational departments of the Company and its subsidiaries, with respect to the main criteria adopted in preparing the Quarterly Financial Information; and (b) a review of the information and subsequent events that had or could have had significant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, and on the reports issued by other independent auditors, we are not aware of any significant modification that should be made in the accounting information included in the Quarterly Financial Information aforementioned for them to be in compliance with the rules issued by the Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Financial Information, including the CVM Instruction 469/08.

Braskem S.A.
ITR – Quarterly Financial Information – Base Date 9/30/2008

4. In accordance with the described in Note 28, Law 11638, which became effective as from January 1, 2008, was enacted on December 28, 2007. This law amended, revoked and introduced new provisions to Law 6404/76 (Corporate Law) and resulted in changes in the accounting practices adopted in Brazil. Even though this law has already become effective, some modifications introduced by it are pending regulation by the regulatory agencies to be applied by the companies. Accordingly, during this transition phase, the Securities and Exchange Commission (CVM), through the CVM Instruction 469/08, authorized the non application of all provisions of Law 11638 in the preparation of the Quarterly Financial Information (ITR). Therefore the accounting information contained in the Quarterly Financial Information of the Quarter ended September 30, 2008, was prepared in accordance with the specific instructions of CVM and do not include all modifications in the accounting practices that were introduced by Law 11638/07.

5. As mentioned in note 9(b), the Company has accumulated ICMS credits from previous years, arising mainly from the differences between the rates of inflow and outflow of inputs and raw materials, domestic outflow which received incentive through the deferral of taxes, and sales destined to the foreign market. The realization of these tax credits depends on the successful implementation of the management’s plans as described in this note to the accompanying Quarterly Financial Information. The Quarterly Financial Information as of September 30, 2008, does not include any adjustments related to the recovery of these tax credits due to this uncertainty.

6. As mentioned in Note 17 (c), the Company, in a proceeding which also involves its merged companies OPP Química, Trikem and Polialden, due to the discussion with respect to the constitutionality of Law 7689/88, is litigating the nonpayment of the Social Contribution on Net Income (CSL) in the cases in which a final and unnappealable decision has already been reached at the Federal Supreme Court (STF) and the Union has filed a rescissory action. Management, based on the opinion of its legal advisors, who assessed the chances of a successful outcome as possible, believe that it should be able to obtain success in its pleading for the maintenance of the nonpayment and, in the event of loss of the rescissory action, the decision would not have a retroactive effect as from the year the law came into effect. Consequently, for preparation purposes of the accounting information aforementioned in paragraph one, no provision was constituted in the Quarterly Financial Information for the quarter ended September 30, 2008 for possible unfavorable outcomes of the notice of tax assessments, as well as for the years not yet inspected by the Federal Revenue Department.

7. As mentioned in Note 9 (a), OPP Química S.A., merged by the Company in 2003, grounded on a decision taken by the Federal Supreme Court, recognized in its accounting records Excise Tax (IPI) credits of R$ 1,030,125 thousand (R$ 2,630,356 thousand restated up to September 30, 2008), which were offset against IPI due and other federal taxes. Although this decision was the object of a regulatory appeal by the National Treasury, in which what is being questioned is not the right to the credit, but the inaccuracies with respect to the aspects related to the case of the non-taxed inputs, the monetary correction and the rate to be used for calculation purposes of the credits, and despite the assessments drafted against the Company. The Company based on the opinion of its legal advisors, considers the chances of a successful outcome as probable and, consequently, no provision was recorded in the Quarterly Financial Information related to the quarter ended September 30, 2008.

October 31, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

Quarterly Financial Information – 3rd QUARTER OF 2008

BALANCE SHEET – ASSETS – PARENT COMPANY (in thousands of Reais)
Account	Description	Sep/08	Jun/08
1	Total assets	22,134,285	17,667,189
1.01	Current assets	6,778,018	4,668,986
1.01.01	Cash and cash equivalents	1,638,386	1,485,347
1.01.01.01	Cash and cash equivalents	1,638,386	1,485,347
1.01.02	Credits	2,407,001	1,504,069
1.01.02.01	Trade accounts receivable	1,683,776	1,202,454
1.01.02.02	Other credits	723,225	301,615
1.01.02.02.01	Taxes recoverable	648,081	234,568
1.01.02.02.02	Deferred income tax	56,023	36,725
1.01.02.02.03	Prepaid expenses	19,121	30,322
1.01.03	Inventories	2,603,468	1,573,439
1.01.04	Other	129,163	106,131
1.01.04.01	Other accounts receivable	129,163	106,131
1.02	Noncurrent assets	15,356,267	12,998,203
1.02.01	Long-term receivables	2,137,845	1,565,952
1.02.01.01	Other credits	1,988,862	1,421,094
1.02.01.01.01	Marketable securities	17,604	15,106
1.02.01.01.02	Trade accounts receivable	52,131	37,608
1.02.01.01.03	Inventories	20,732	20,756
1.02.01.01.04	Taxes recoverable	1,184,320	933,173
1.02.01.01.05	Deferred income tax	601,171	323,389
1.02.01.01.06	Deposits in court and compulsory loans	112,904	91,062
1.02.01.02	Related parties	90,031	115,943
1.02.01.02.01	Subsidiaries	45,143	71,968
1.02.01.02.02	Other related parties	44,888	43,975
1.02.01.03	Other	58,952	28,915
1.02.02	Permanent assets	13,218,422	11,432,251
1.02.02.01	Investments	665,137	3,512,319
1.02.02.01.01	Investments in associated companies	22,026	22,026
1.02.02.01.02	Investments in subsidiaries	563,718	2,354,018
1.02.02.01.03	Interest in subsidiaries – goodwill/ negative goodwill	67,224	1,128,038
1.02.02.01.04	Other investments	12,169	8,237
1.02.02.02	Property, plant and equipment	10,010,105	6,543,890
1.02.02.03	Intangible assets	217,972	200,042
1.02.02.04	Deferred charges	2,325,208	1,176,000

BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY – PARENT COPANY (in thousands of Reais)
Account	Description	Sep/08	Jun/08
2	Total liabilities	22,134,285	17,667,189
2.01	Current liabilities	6,346,898	4,034,561
2.01.01	Loans and financing	1,.873,120	1,185,478
2.01.02	Debentures	18,533	21,629
2.01.03	Accounts payable to suppliers	3,966,378	2,416,433
2.01.04	Taxes and contributions payable	139,352	106,716
2.01.05	Dividends and interest on own capital payable	7,130	3,539
2.01.06	Other	342,385	300,766
2.01.06.01	Salaries and social charges	234,341	132,919
2.01.06.02	Income tax	2,360	23,930
2.01.06.03	Deferred income tax	194	-
2.01.06.04	Other provisions and accounts payable	105,490	143,917
2.02	Noncurrent liabilities	9,763,513	6,673,630
2.02.01	Long-term liabilities	9,750,494	6,645,837
2.02.01.01	Loans and financing	7,462,555	3,960,149
2.02.01.02	Debentures	800,000	800,000
2.02.01.03	Related parties	89,831	586,315
2.02.01.04	Other	1,398,108	1,299,373
2.02.01.04.01	Taxes and contributions payable	1,203,880	1,138,396
2.02.01.04.02	Accounts payable to suppliers	28,063	28,821
2.02.01.04.03	Long-term incentives	11,107	11,262
2.02.01.04.04	Deferred income and social contribution taxes	9,177	7,051
2.02.01.04.05	Pension plan and benefits to employees	32,454	19,565
2.02.01.04.06	Other accounts payable	113,427	94,278
2.02.02	Deferred income	13,019	27,793
2.04	Shareholders’ equity	6,023,874	6,958,998
2.04.01	Paid-in capital	5,375,802	5,361,656
2.04.02	Capital reserves	457,461	457,461
2.04.03	Profit reserves	577,178	679,326
2.04.03.01	Legal reserve	99,972	99,972
2.04.03.02	Profit retention for expansion	645,736	645,736
2.04.03.03	Other revenue reserves	(174,277)	(66,382)
2.04.03.03.01	Treasury shares	(174,277)	(66,382)
2.04.03.04	Equity valuation adjustment (Law 11638/07)	5,747	-
2.04.05	Retained earnings (accumulated losses)	(386,567)	460,555

INCOME STATEMENT – PARENT COMPANY (in thousands of Reais)
Account code	Account description	3rd quarter2008	9 months of 2008	3rd quarter/2007	9 months of 2007
3.01	Revenues	4,251,328	11,815,575	4,095,107	11,759,773
3.01.01	Domestic market sales	3,573,324	10,109,290	3,350,309	9,462,574
3.01.02	Foreign market sales	678,004	1,706,285	744,798	2,297,199
3.02	Sales taxes, freights and returns	(946,133)	(2,796,982)	(963,233)	(2,685,957)
3.03	Net revenues	3,305,195	9,018,593	3,131,874	9,073,816
3.04	Cost of goods sold and services rendered	(2,843,339)	(7,861,040)	(2,645,329)	(7,550,393)
3.05	Gross profit	461,856	1,157,553	486,545	1,523,423
3.06	Operating (expenses) income	(1,541,417)	(1,822,626)	(322,417)	(959,591)
3.06.01	Selling expenses	(89,070)	(242,860)	(88,702)	(291,589)
3.06.02	General and administrative expenses	(139,032)	(410,241)	(136,162)	(398,628)
3.06.02.01	General and administrative expenses	(133,105)	(400,737)	(133,949)	(392,074)
3.06.02.02	Management remuneration	(5,927)	(9,504)	(2,213)	(6,554)
3.06.03	Financial (expenses)/income	(1,112,967)	(1,002,071)	(20,951|)	(154,558)
3.06.03.01	Financial income	283,777	271,265	(46,490)	(133,001)
3.06.03.02	Financial expenses	(1,396,744)	(1,273,336)	25,539	(21,557)
3.06.04	Other operating income	23,783	110,413	65,750	201,345
3.06.05	Other operating expenses	(139,684)	(370,526)	(163,182)	(406,458)
3.06.05.01	Depreciation and amortization	(94,781)	(280,330)	(114,153)	(324,827)
3.06.05.02	Other operating expenses	(44,903)	(90,196)	(49,029)	(81,631)
3.06.06	Equity in income of subsidiaries and associated companies	(84,447)	92,659	20,830	90,297
3.06.06.01	Equity in income of subsidiaries and associated companies	(72,379)	173,864	38,776	153,889
3.06.06.02	Amortization of (goodwill) negative goodwill, net	(23,864)	(69,079)	(14,520)	(54,102)
3.06.06.03	Exchange variation	11,197	6,544	(2,523)	(8,670)
3.06.06.04	Provision for losses	599	(18,670)	(903)	(903)
3.06.06.05	Other	-	-		83
3.07	Operating profit (loss)	(1,079,561)	(665,073)	164,128	563,832
3.08	Non-operating income (expenses), net	(62,644)	63,774	(2,184)	(25,870)
3.08.01	Non-operating income	4,617	261,945	508	717
3.08.02	Non-operating expenses	(67,261)	(198,171)	(2,692)	(26,587)
3.09	Net income before income tax/interests	(1,142,205)	(601,299)	161,944	537,962
3.10	Income tax	37,555		(25,480)	(58,448)
3.11	Deferred income tax	257,528	214,732	(4,876)	30,731
3.12	Net income (loss) for the period	(847,122)	(386,567)	131,588	510,245
	Number of shares ex-treasury (thousand)	510,369	510,369	432,839	432,839
	Net income (loss) per share	(1.65982)	(0.75743)	0.30401	1.17883

BALANCE SHEET – ASSETS - CONSOLIDATED (in thousands of Reais)
Account	Description	Sep/08	Jun/08
1	Total assets	22,327,649	21,524,333
1.01	Current assets	7,363,474	6,968,841
1.01.01	Cash and cash equivalents	1,842,836	1,804,540
1.01.01.01	Cash and cash equivalents	1,842,836	1,796,328
1.01.01.02	Marketable securities		8,212
1.01.02	Credits	2,600,702	2,312,256
1.01.02.01	Trade accounts receivable	1,848,145	1,752,160
1.01.02.02	Sundry credits	752,557	560,096
1.01.02.02.01	Taxes recoverable	674,120	463,780
1.01.02.02.02	Deferred income and social contribution taxes	59,480	59,483
1.01.02.02.03	Prepaid expenses	18,957	36,833
1.01.03	Inventories	2,782,283	2,703,408
1.01.04	Other	137,653	148,637
1.01.04.01	Other accounts receivable	137,653	148,637
1.02	Noncurrent assets	14,964,175	14,555,492
1.02.01	Long-term receivables	2,120,749	1,801,027
1.02.01.01	Sundry credits	2,006,029	1,718,969
1.02.01.01.01	Marketable securities	10,403	26,622
1.02.01.01.02	Trade accounts receivable	52,594	51,378
1.02.01.01.03	Inventories	20,732	20,756
1.02.01.01.04	Taxes recoverable	1,188,606	1,157,388
1.02.01.01.05	Deferred income and social contribution taxes	611,622	355,256
1.02.01.01.06	Deposits in court and compulsory loans	122,072	107,569
1.02.01.02	Related parties	54,448	44,127
1.02.01.02.01	Other related parties	54,448	44,127
1.02.01.03	Other	60,272	37,931
1.02.02	Permanent assets	12,843,426	12,754,465
1.02.02.01	Investments	39,631	44,006
1.02.02.01.01	Associated companies	22,026	22,035
1.02.02.01.02	Subsidiaries	3,607	7,898
1.02.02.01.03	Other investments	13,998	14,073
1.02.02.02	Property, plant and equipment	10,158,874	9,983,494
1.02.02.03	Intangible assets	246,801	218,543
1.02.02.04	Deferred charges	2,398,120	2,508,422

BALANCE SHEET – LIABILITIES - CONSOLIDATED (in thousands of Reais)
Account	Description	Sep/08	Jun/08
2	Total liabilities	22,327,649	21,524,333
2.01	Current liabilities	5,979,637	5,197,083
2.01.01	Loans and financing	1,238,570	882,013
2.01.02	Debentures	18,533	21,629
2.01.03	Accounts payable to suppliers	4,178,365	3,627,247
2.01.04	Taxes and contributions	145,888	173,537
2.01.05	Dividends and interest on own capital payable	7,131	7,209
2.01.06	Other	391,150	485,448
2.01.06.01	Salaries and social charges	243,243	199,760
2.01.06.02	Income tax	11,360	80,089
2.01.06.03	Deferred income and social contribution taxes	194	11,502
2.01.06.04	Other provisions and accounts payable	136,353	194,097
2.02	Noncurrent liabilities	10,348,680	9,425,708
2.02.01	Long-term liabilities	10,326,930	9,389,185
2.02.01.01	Loans and financing	8,126,815	7,095,489
2.02.01.02	Debentures	800,000	800,000
2.02.01.04	Other	1,400,115	1,493,696
2.02.01.04.01	Taxes and contributions payable	1,213,261	1,183,059
2.02.01.04.02	Accounts payable to suppliers	28,063	32,137
2.02.01.04.03	Long-term incentives	11,107	11,262
2.02.01.04.04	Deferred income and social contribution taxes	9,177	124,505
2.02.01.04.05	Pension plans and benefits for employees	36,188	37,036
2.02.01.04.06	Other accounts payable	102,319	105,697
2.02.02	Deferred income	21,750	36,523
2.03	Interest of non-controlling shareholders		12,358
2.04	Shareholders’ equity	5,999,332	6,889,184
2.04.01	Paid-in capital	5,375,802	5,361,656
2.04.02	Capital reserves	457,461	457,461
2.04.03	Profit reserves	550,326	604,656
2.04.03.01	Legal reserve	99,972	99,972
2.04.03.02	Profit retention for expansion	618,884	571,066
2.04.03.03	Other revenue reserves	(174,277)	(66,382)
2.04.03.03.01	Treasury shares	(174,277)	(66,382)
2.04.03.04	Equity valuation adjustment (Law 11638/07)	5,747
2.04.05	Retained earnings (accumulated losses)	(384,257)	465,411

INCOME STATEMENT – CONSOLIDATED (in thousands of Reais)
Account code	Account description	3rd quarter/2008	9 months of 2008	3rd quarter/2007	9 months of 2007
3.01	Revenues	6,320,722	17,584,206	5,936,123	16,326,531
3.01.01	Domestic market sales	4,942,227	14,338,926	4,767,368	12,892,201
3.01.02	Foreign market sales	1,378,495	3,245,280	1,168,755	3,434,330
3.02	Sales taxes, freights and returns	(1,288,302)	(3,736,182)	(1,312,925)	(3,443,962)
3.03	Net revenues	5,032,420	13,848,024	4,623,198	12,882,569
3.04	Cost of goods sold and services rendered	(4,267,521)	(11,795,561)	(3,781,886)	(10,433,618)
3.05	Gross profit	764,899	2,052,463	841,312	2,448,951
3.06	Operating (expenses)/income	(2,036,888)	(2,699,431)	(501,091)	(1,430,830)
3.06.01	Selling expenses	(127,510)	(347,178)	(126,072)	(391,080)
3.06.02	General and administrative expenses	(173,316)	(512,385)	(168,616)	(508,541)
3.06.02.01	General and administrative expenses	(166,969)	(500,967)	(164,983)	(499,326)
3.06.02.02	Management remuneration	(6,347)	(11,418)	(3,633)	(9,215)
3.06.03	Financial (expenses) income	(1,615,813)	(1,409,371)	(68,151)	(240,054)
3.06.03.01	Financial income	316,519	280,498	(30,971)	(123,269)
3.06.03.02	Financial expenses	(1,932,332)	(1,689,869)	(37,180)	(116,785)
3.06.04	Other operating income	72,873	171,345	46,346	214,999
3.06.05	Other operating expenses	(184,414)	(514,733)	(163,438)	(438,330)
3.06.05.01	Depreciation and amortization	(137,533)	(397,977)	(124,577)	(350,037)
3.06.05.02	Other operating expenses	(46,881)	(116,756)	(38,861)	(88,293)
3.06.06	Equity in the results of subsidiaries and associated companies	(8,708)	(87,109)	(21,160)	(67,824)
3.06.06.01	Equity in the results of investees	1,628	(10,856)	53	859
3.06.06.02	Amortization of (goodwill) negative goodwill, net	(23,486)	(70,321)	(21,269)	(66,061)
3.06.06.03	Exchange variation	13,045	6,565	(2,751)	(9,452)
3.06.06.04	Tax incentives	(551)	(8)	844	2,747
3.06.06.05	Provision for losses		(9,695)	(903)	(903)
3.06.06.06	Other	656	(2,794)	2,866	4,986
3.07	Operating profit	(1,271,989)	(646,968)	340,221	1,018,121
3.08	Non-operating income (expense), net	(67,476)	54,923	(3,200)	(26,649)
3.08.01	Non-operating income	6,444	263,628	(887)	2,130
3.08.02	Non-operating expenses	(73,920)	(208,705)	(2,313)	(28,779)
3.09	Net income before taxes/ interests	(1,339,465)	(592,045)	337,021	991,472
3.10	Income and social contribution taxes	103,675	(24,831)	(92,635)	(252,115)
3.11	Deferred income and social contribution taxes	393,029	290,520	(825)	35,719
3.12	Minority interests	(6,300)	(18,900)	(6,511)	(11,630)
3.13	Interests of non-controlling shareholders	(109)	(38,502)	(104,691)	(243,100)
3.14	Net income (loss) for the period	(849,170)	(383,758)	132,359	520,346
	Number of shares ex-treasury (thousand)	510,369	510,369	432,839	432,839
	Net income (loss) per share (Reais)	(1.66383)	(0.75192)	0.30579	1.20217

AMOUNTS STATED IN THOUSANDS OF REAIS

1 Operations

(a) Braskem S.A. (“Braskem” or the “Company”) and its subsidiaries, with 19 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engage in the production of basic petrochemicals such as ethane, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resin segment includes polyethylene, polypropylene, PVC and Polyethylene Teraphtalate ("PET"). The Company and its subsidiaries also engage in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of inputs used by companies pertaining to the Camaçari (in Bahia) and Triunfo (in Rio de Grande do Sul) Petrochemical Complexes, such as steam, water, compressed air and electric power, and the rendering of services to these companies. The Company also invests in other companies. Braskem head offices are located at Camaçari.

(b) Corporate events

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2007 and 2008 can be summarized as follows:

b.1. The Extraordinary General Meeting held on April 2, 2007 approved the merger of Politeno Indústria e Comércio S.A. (“Politeno”), based on its shareholders’ equity as of December 31, 2006, amounting to R$ 498,983. The exchange ratio of Politeno shares for Braskem shares was determined based on the companies’ shareholders’ equity at book value, in accordance with appraisal reports issued by a specialized firm.

With the merger, the Company capital was increased by R$ 19,157 to R$ 3,627,429 through the issue of 1,533,670 class “A” preferred shares and now comprises 123,978,672 common, 247,154,278 class “A” preferred and 803,066 class “B” preferred shares.

In order to maintain the current capital structure at Braskem, comprising 1/3 common shares and 2/3 preferred shares, the conversion of 486,530 Class “A” preferred into common shares was approved.

b.2. In April 2007, Ultrapar Participações S.A. (“Ultrapar”) acting as agent for itself, the Company and for Petróleo Brasileiro – S.A. - Petrobras, acquired for R$ 2,113,107, the equivalent to 66.2% of common shares and 13.9% of preferred capital shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred capital shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred capital shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), held by the controlling shareholders of the Ipiranga Group. Of this amount, the Company paid R$ 651,928 under the agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now holds the control of petrochemical assets, represented by Ipiranga Química S.A. (“Ipiranga Química”), Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s interest in Companhia Petroquímica do Sul (“Copesul”). Assets associated with oil refining operations held by RPI will be shared on equal terms by Petrobras, Ultrapar and Braskem.

As new controller of these assets, in April 2007 the Company started to fully consolidate Ipiranga Química, IPQ and Copesul, considering a 13.4% interest in the total capital of Ipiranga Química. Until March 31, 2007, Copesul was proportionately consolidated, in accordance with CVM Instruction 247/97.

In October and November 2007, the Company proceeded with the purchase of the Ipiranga Group and acquired the common shares held by minority shareholders in RPI, DPPI and CBPI, in compliance with the provisions of the Brazilian Corporate Law. Under this acquisition, Braskem made Ultrapar an advance of R$ 203,713, and for consolidation purposes, considered from then on, a 17.87% interest in the total capital of Ipiranga Química.

b.3. In November 2007, Petrobras, Petrobras Química S.A. – Petroquisa (“Petroquisa”) , Odebrecht S.A. (“Odebrecht”) and Nordeste Química S.A. (“Norquisa”) announced the execution of an agreement intended to carry on the consolidation of the Brazilian petrochemical industry, by merging into Braskem the following petrochemical assets held by Petrobras and Petroquisa: Copesul, Ipiranga Química, IPQ, Petroquímica Paulínia S.A. (“Petroquímica Paulínia”) and Petroquímica Triunfo (“Triunfo”).

b.4. In December 2007, Ultrapar merged the preferred shares held by minority shareholders of the acquired companies, thus holding 100% of shares in RPI, DPPI and CBPI. Upon conclusion of this last stage, the Company recorded the final installment owed Ultrapar, in the amount of R$ 633,488. After the book recording of this stage of the acquisition process, the Company now considers a 60.00% interest in the total capital of Ipiranga Química for equity pick-up and consolidation purposes. On February 27, 2008 the amount provided for as of December 31, 2007 was paid to Ultrapar and IQ shares were transferred to the Company.

b.5. In January 2008, the Company settled the last installment for the acquisition of Politeno Indústria e Comércio S.A. (“Politeno”) shares, based on the average performance of that company over the 18 months subsequent to the execution of the purchase and sale agreement in April 2006, as a result of the difference between polyethylene and ethylene prices in the Brazilian domestic market, amounting to R$ 247,503. Such acquisition gave rise to goodwill of R$ 162,174, justified by future profitability. As a result of the merger of Politeno on April 2, 2007, the goodwill was recognized under Deferred charges, in the “Goodwill of merged investments” line.

b.6. On November 13, 2007, Braskem, in conjunction with UNIPAR – União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders in Petroflex Indústria e Comércio S.A. (“Petroflex”) entered into an agreement with Lanxess Deutschland GmbH (“Lanxess”) for the sale of shares in that jointly-controlled entity.

In March 2008, as all precedent conditions set forth in the sale agreement had been complied with, the transaction was recognized at the final amount of R$ 252,105, in the “Other accounts receivable” line, under current assets. The financial settlement of the transaction took place on April 1, 2008. As required by CVM Instruction 247/96, the Company determined equity in income of subsidiaries and associated companies until March 2008.

b.7. On May 30, 2008, the merger of shares at book value issued by Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.47% of the voting capital of Copesul, (ii) 40% of the voting capital of IPQ, (iii) 40% of the voting capital of IQ, and (iv) 40% of the voting capital of Petroquímica Paulínia. After the merger, Braskem holds 99.17% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa.

Under the merger of shares, Petroquisa received 46,903,320 new common and 43,144,662 new Class “A “preferred shares in Braskem, in accordance with the following replacement ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 Class “A” preferred shares issued by Braskem for one (1) common share issued by Grust. Braskem, in turn, Braskem received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem’s capital was increased by R$ 720,709, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008 (Note 19 (a)).

b.8. The Extraordinary Shareholders’ Meeting of subsidiary Grust held on July 10, 2008 approved a capital increase from R$ 695,698 to R$ 797,815, without the issue of new shares, through the capitalization of current earnings determined as of June 30, 2008, in the amount of R$ 102,117.

b.9. The Extraordinary Shareholders’ Meeting of subsidiary IPQ held on July 16m 2008 approved a capital increase through the contribution by Grust of its interest in Copesul, in the amount of R$ 302,630. Accordingly, IPQ’s capital increased from R$ 349,507 to R$ 652,137, through the issue of 11,938,022,669 common shares.

b.10. The Extraordinary Shareholders’ Meeting of subsidiary Grust, held on July 28 2008, approved a capital reduction by R$ 797,815, to ten Reais (R$ 10.00), with the ensuing cancellation of 695,697,528 common shares. As a result, the following assets, at book value as of June 30, 2008, were returned to Braskem:
(i) 174,429,784,996 common shares in Ipiranga Química, in the amount of R$ 398,455;
(ii) 11,938,022,669 common shares in IPQ, in the amount of R$ 302,631, and
(iii)112,000 common shares in Petroquímica Paulínia, in the amount of R$ 96,729.

Following the transfer, Braskem now directly holds 100% of the voting capital of Ipiranga Química and Petroquímica Paulínia, 25.975% of the voting capital of IPQ, and 39.186% of the voting capital of Copesul.

b.11. The Extraordinary Shareholders’ Meeting held on September 11, 2008 approved the merger of Copesul into IPQ. As a result of such merger, the capital of IPQ increased by R$ 585,267, from R$ 652,137 to R$ 1,237,404, through the issue of 23,695,195,295 preferred shares. The increase was based on Copesul’s net book value as of July 31, 2008 (the transaction base date), under the terms and conditions set out in the “Protocol and Justification” dated August 22, 2008, which established the exchange ratio in accordance with the economic value of IPQ and Copesul, whereby one (1) Copesul share was exchanged for 524 IPQ preferred shares. Equity variations in Copesul between the base date and the merger date were fully reflected in IPQ, under the equity in the results of subsidiary and associated companies’ line.

b.12. The Extraordinary Shareholders’ Meetings of Braskem and Ipiranga Química (IQ) held on September 30, 2008 approved the partial spin-off of IQ, where the spun-off assets, relating to interests in IPQ and ISATEC - Pesquisa, Desenvolvimento e Análises Químicas Ltda. (“ISATEC”) were transferred to the Company.

At Extraordinary General Meetings also held on September 30, the mergers into Braskem of IPQ and Petroquímica Paulínia were approved, under the terms and conditions set out in the merger protocol and justification, dated September 12, 2008. Additionally, the Company capital was increased by R$ 14,146, from R$ 5,361,656 to R$ 5,375,802, through the issue of 1,506,061 Class “A” preferred shares, which were appropriated to remaining shareholders of IPQ, who are now Braskem shareholders.

(c) Administrative Council for Economic Defense – CADE

In July 2008, CADE approved the transaction for the acquisition by Braskem and Petrobras of the Ipiranga Group’s petrochemical assets. CADE made only one recommendation, namely the adjustment of the provision on non competition, so that the sellers compete only in the markets where they carried business activities prior to the acquisition.

In the same decision, CADE also approved the investment agreement whereby Petrobras contributed to Braskem its minority interests in Copesul, IPQ, Ipiranga Química and Petroquímica Paulínia.

With this decision, no more restrictions subsist with respect to the management and merger of the assets acquired.

2 Presentation of the Quarterly Financial Information

The individual and consolidated Quarterly Financial Information was prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the rules and procedures determined by the Brazilian Securities Exchange Commission – CVM applicable to the preparation of such information, including CVM Instruction 469/08, as well as the rules and procedures established by the Brazilian Institute of Independent Auditors – IBRACON, and Federal Accounting Council - CFC.

When comparing the balance sheets of Braskem – parent company – as of September 30 and June 30, 2008, the mergers of IPQ and Petroquímica Paulínia (Note 1 (b.12)), carried out on September 30, 2008, should be taken into account. The summary balance sheets of the merged companies are as follows:

	Ipiranga Petroquímica S.A	Petroquímica Paulínia S.A.
BALANCE SHEET	September 30, 2008	September 30, 2008
ASSETS
CURRENT ASSETS	1,626,320	221,830
NONCURRENT ASSETS:	3,113,851	817,278

Long-term receivables	271,484	30,984
Permanent assets:	2,842,367	786,294
Investments	164,175	0
Property, plant and equipment	1,640,631	659,514
Intangible assets	9,291	59,998
Deferred charges	1,028,270	66,782

	4,740,171	1,039,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	1,519,881	115,142
NONCURRENT LIABILITIES:	3,220,290	923,966
Long-term liabilities	1,551,661	666,011
Shareholders’ equity	1,668,629	257,955

	4,740,171	1,039,108

3 Significant Accounting Policies

In compliance with CVM Deliberation 505/06, the Quarterly Financial Information was submitted to the appreciation of the Board of Directors.

No significant changes in accounting practices, or in the criteria for presenting Quarterly Financial Information, occurred in relation to the Quarterly Financial Information for the quarter ended June 30, 2008 or the financial statements for the year ended December 31, 2007, except for the impacts of Law 11638/07 and CVM Instruction 469/08.

Law 11638/07, enacted on December 28 2007, introduced new provisions and amended other provisions of Law 6404/76 (Brazilian Corporate Law). On May 2, 2008, CVM issued Instruction 469, addressing the application of said Law. The impacts of these rules on the Company Quarterly Financial Information are described in Note 28.

(a) Use of estimates

In the preparation of the Quarterly Financial Information, it is necessary to use estimates to record certain assets, liabilities and transactions. The Quarterly Financial Information of the Company and subsidiaries includes, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods and the goodwill of investments, as well as provisions for contingencies, income tax and other similar amounts.

(b) Consolidated Quarterly Financial Information

The consolidated Quarterly Financial Information was prepared in accordance with the consolidation principles established in the Brazilian Corporate Law and supplementary provisions of CVM and includes the balance sheets and statements of income of the Company and its subsidiaries, jointly-controlled entities, and special purpose entities in which the Company has direct or indirect share control or control over activities, as shown below:

Direct and indirect interest in total capital - %
Head office
	(country)	Sep/08	Jun/08	Sep/07

Subsidiaries

Braskem America Inc. (“Braskem America”)		USA	100.00	100.00	100.00
Braskem Argentina S.R.L (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Distribuidora Ltda. and subsidiaries		Brazil	100.00	100.00	100.00
Braskem Europe B.V. (“Braskem Europa”)		Holland	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)	(i)	Cayman Islands	100.00	100.00
Braskem Incorporated (“Braskem Inc”) and subsidiary		Cayman Islands	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brazil	100.00	100.00	100.00
Companhia Alagoas Industrial – CINAL (“CINAL”)		Brazil	100.00	100.00	100.00
Copesul and subsidiaries	(ii)	Brazil		99.17	33.41
CPP – Companhia Petroquímica Paulista (“CPP”)	(iii)	Brazil			79.70
Grust	(iv)	Brazil	100.00	100.00
Ipiranga Química and subsidiaries		Brazil	100.00	100.00	13.40
Ipiranga S.A. – Argentina (“IPQ Argentina”)	(xi)	Argentina	100.00
Ipiranga Petroquímica Chile Ltda. (“Ipiranga Chile”)	(xi)	Chile	100.00
IPQ Petroquímica Chile Ltda. (“IPQ Chile”)	(xi)	Chile	100.00
ISATEC	(xi)	Brazil	100.00
Natal Trading	(xi)	British Virgin Islands	100.00
CITI- Copesul International Trading INC. (“CITI”)	(xi)	British Virgin Islands	100.00
CCI- Comercial Importadora S.A (“CCI”)	(xi)	Brazil	100.00
Petroquímica Paulínia	(x)	Brazil		100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00	100.00

Jointly-controlled entities	(v)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(vii)	Brazil	54.25	54.25	53.61
Petroflex	(vi)	Brazil		.	20.12
Petroquímica Paulínia	(vii)	Brazil			60.00

Special Purpose Entities (“EPE’s”)	(viii)
Fundo Parin	(ix)	Guernsey			100.00
Sol-Fundo de Aplicação em Cotas de Fundos de Investimento
(“FIQ Sol”)		Brazil	100.00	100.00	100.00

(i) This company was organized in May 2008.
(ii) Company merged into IPQ in September 2008 (Note 1(b.11)).
(iii) Company merged into Petroquímica Paulínia in November 2007.
(iv) Investment acquired in May 2008 (Note 1(b.7)).
(v) Investments consolidated on a pro rata basis, according to CVM Instruction 247/96.
(vi) Investment consolidated until November 2007, due to the disposal process that was initiated that month and ended in March 2008.
(vii) Jointly-controlled entity as provided in the shareholders’ agreement.
(viii) Investments consolidated in compliance with CVM Instruction 408/04.
(ix) This fund was wound up in January 2008.
(x) A Braskem subsidiary following the merger of Grust shares in May 2008 (Note 1 (b.10)). The subsidiary was merged into Braskem in September 2008.
(xi) Direct subsidiaries of Braskem following the merger of IPQ and spin-off of Ipiranga Química (Note 1 (b.12)).

In the consolidated Quarterly Financial Information, the intercompany investments and the equity pick-up, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies were eliminated.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets which gave rise to it, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to “Deferred income", totaling R$ 21,750 at September 30, 2008 (June 30, 2008 - R$ 36,523).

Prior to May 30, 2008, subsidiary Braskem Participações held 580,331 common and 290,165 Class “A” preferred shares in the Company. At a Shareholders’ Meeting of the subsidiary held at that date, a capital reduction was approved, with the transfer of said shares to Braskem. Until then, these shares were stated in the Company’s shareholders’ equity in the “Treasury shares” line.

In compliance with paragraph 1, article 23 of CVM Instruction 247/96, the Company has not consolidated on a pro rata basis the financial information of the jointly-controlled entities Companhia de Desenvolvimento Rio Verde – CODEVERDE and RPI. This information does not show significant changes and does not lead to distortions in the Company’s consolidated financial statements.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the period is as follows:

	Shareholders’ equity		Net income (loss) for the period

	Sep/08	Jun/08	Sep/08	Sep/07

Parent company	6,023,874	6,958,998	(386,567)	510,245
Exclusion/ realization of profits in the inventories of
subsidiaries		(2,487)	574	5,214
Exclusion of the gain on the sale of investment
between related parties	(38,476)	(38,476)
Exclusion / realization of results of financial
transactions between related parties	(11,486)	(9,552)	(855)	1,794
Reversal of amortization of goodwill on the sale of
investments between related parties	25,420	24,389	3,090	3,093
Exclusion of the gain on assignment of right of use
between associated companies (i)		(34,942)
Exclusion on gain of capital contribution to
subsidiary (i)		(8,746)

Consolidated	5,999,332	6,889,184	(383,758)	520,346

(i) Under the merger of Petroquímica Paulínia (Note 1 (b.12)), these gains were eliminated and reduced the values of the related property, plant and equipment, and intangible asset items. The contra entry to this adjustment was recorded in “Non-operating expenses”, for R$ 42,816.

4 Cash and Cash Equivalents

	Parent company		Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Cash and banks	54,275	40,592	81,281	70,886
Financial investments
Domestic	1,104,226	1,039,029	1,165,762	1,061,899
Abroad	479,885	405,726	595,793	663,543

	1,638,386	1,485,347	1,842,836	1,796,328

The domestic financial investments in Brazil are mainly represented, for the parent company, by quotas in Braskem exclusive funds (FIQ Sol) which, in turn, hold quotas in local investment funds, such as fixed-income, multimarket, credit rights funds, as well as other fixed-income instruments and time deposits. The financial investments abroad mainly consist of fixed-income instruments issued by governments or first-tier financial institutions, with high marketability. The maximum redemption term of such investments is 90 days.

5 Marketable Securities

	Parent company		Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Current assets
Investment funds				8,212

				8,212
Long-term receivables
Investment funds				10,509
Subordinated quotas in investment fund in credit
rights	8,631	7,644	8,501	7,644
Other	8,973	7,462	1,902	8,469

	17,604	15,106	10,403	26,622

Total	17,604	15,106	10,403	34,834

6 Trade Accounts Receivable

	Parent company		Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Customers
Domestic market	1,783,865	1,167,204	1,734,208	1.683,076
Foreign market	537,842	367,827	771,817	589,381
Advances on bills of exchange delivered	(398,658)	(133,699)	(398,659)	(266,880)
Allowance for doubtful accounts	(187,142)	(161,270)	(206,627)	(202,039)

Total	1,735,907	1,240,062	1,900,739	1,803,538

Noncurrent assets	(52,131)	(37,608)	(52,594)	(51,378)

Current assets	1,683,776	1,202,454	1,848,145	1,752,160

The methodology used by the Company to record the allowance for doubtful accounts encompasses 100% of amounts more than 180 days overdue, 50% of amounts more than 90 days overdue, as well as the amount of bills under judicial collection process. Changes in the allowance are as follows:

	Parent company		Consolidated

	Sep/08	Sep/07	Sep/08	Sep/07

At beginning of the period	160,217	103,474	187,440	153,352
Additions classified as selling expenses	6,000	69,144	8,419	144,967
Additions through merger of subsidiary	22,071	52,145	22,071	(11,385)
Write-off of uncollectible bills			(2,238)
Recovery of credits provided for	(1,146)	(69,104)	(9,073)	(88,923)
Exchange rate variation			8	(322)

At the end of the period	187,142	155,659	206,627	197,689

7 Inventories

	Parent company		Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Finished goods and work in process	1,709,290	950,228	1,862,786	1,379,710
Raw materials, production inputs and
packaging	509,957	354,830	510,247	872,992
Warehouse (*)	388,404	271,253	391,323	415,988
Advances to suppliers	26,039	30,451	30,530	36,774
Imports in transit and other	7,973	5,961	25,592	37,228
Provision for adjustment to realization value	(17,463)	(18,528)	(17,463)	(18,528)

Total	2,624,200	1,594,195	2,803,015	2,724,164

Noncurrent assets (*)	(20,732)	(20,756)	(20,732)	(20,756)

Current assets	2,603,468	1,573,439	2,782,283	2,703,408

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to noncurrent assets.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company and merged company Copesul.

8 Related Parties

a. Parent company

Balances

		Current	Noncurrent		Current		Noncurrent
		assets	assets		liabilities		liabilities

	Cash and	Trade	Credits to	Accounts	Debits to	Accounts	Debits to
	cash	accounts	related	payable to	related	payable to	related
	equivalents	receivable	parties (i)	suppliers	parties	suppliers	parties (ii)

Subsidiaries and jointly-
controlled entities

Braskem America		23,496

Braskem Argentina		1,190
Braskem Distribuidora		1,197	2,674
Braskem Europa		33,624
Braskem Inc				19,044
CCI -							107
CETREL		13	135	246
CINAL		184	2,413	60
CITI -							73,382
Ipiranga Química		969	33,315
Lantana			55
Natal Trading			5,680		7,351
Politeno
Empreendimentos							16,342
RPI				169
SPE´s
FIQ Sol	1,099,251
Associated company
Borealis		18,435
Related parties
Construtora Norberto
Odebrecht (CNO)				9,168
Petrobras		24,784	44,888	536,541		28,063
Other			871

At September 30, 2008	1,099,251	103,892	90,031	565,228	7,351	28,063	89,831

At June 30, 2008	1,014,988	173,820	115,943	874,694		28,821	586,315

(i) “Credits to related parties” at September 30, 2008 includes:
- Ipiranga Química – R$ 33,315, relating to current account balance bearing interest at 100% of CDI; and
- Petrobras – R$ 44,888, relating to loan balance bearing interest at 100% of CDI.
(ii) “Debits to related parties” at September 30, 2008 includes:
- CITI – R$ 73,382, relating to prepayment to be fulfilled with exports through 2010; and
- Politeno Empreendimentos – R$ 16,342, relating to current account balance bearing interest at 100% of CDI

Parent company (continued)

	Transactions (9 months)

		Purchases of
	Sales of	raw materials,	Financial	Financial
	products	services and utilities	income (i)	expenses

Subsidiaries and jointly-
controlled entities
Braskem America	38,169		2,517	(57)
Braskem Argentina	1,851		(31)
Braskem Distribuidora	68,234		316
Braskem Europa	65,214		45	(69)
Braskem Inc.		34,420		(1,542)
CCI				(2)
CETREL	552	17,153
CINAL	649	8,297	118	(10)
CITI	4,197
Copesul	75,212	2,151,450	90,969	(17,718)
IPQ	36,820	3,142		(2,694)
IPQ Chile			236
Ipiranga Química	22,558	176
Lantana			3
Petroquímica Paulínia	13,642		2,792
Politeno Empreendimentos				(1,321)
Associated company
Borealis	132,449			(11)
Related parties
CNO		9,168
Petrobras	404,723	4,276,636	2,666	(24,226)

At September 30, 2008	864,270	6,500,442	99,631	(47,650)

At September 30, 2007	1,337,373	5,634,420	(6,975)	116,247

(i) Includes exchange rate variation on trade accounts receivable.

b. Consolidated

					Balances

		Current	Noncurrent	Current	Noncurrent
		assets	assets	Liabilities	liabilities

	Trade	Other	Credits to	Accounts	Accounts
	accounts	accounts	related	payable to	payable to
	receivable	receivable	parties (i)	Suppliers	suppliers

Subsidiaries and jointly-controlled entities
CETREL	6	2,580	62	28
RPI				169
Associated company
Borealis	18,435
Related parties
CNO				9,168
Petrobras	24,908		44,887	536,541	28,063
Other			9,499

At September 30, 2008	43,349	2,580	54,488	545,906	28,063

At June 30, 2008	94,754	2,493	44,127	1,057,782	28,821

		Transactions (9 months)

		Purchases of
	Sales of	raw materials,	Financial	Financial
	products	services & utilities	income	expenses

Subsidiaries and jointly-controlled entities
CETREL	253	7,873
RPI	316,126
Associated company
Borealis	132,449			(11)
Related parties
CNO		9,168
Petrobras	404,723	4,276,636	2,666	(24,226)
REFAP		757,160

At September 30, 2008	853,551	5,050,837	2,666	(24,237)

At September 30, 2007	1,337,373	5,634,420	(6,975)	116,247

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, and (ii) for purchases of naphtha from Petrobras and REFAP, the European market prices; (iii) for sales to foreign subsidiaries, the term of 180 days, which is higher than the term provided for other customers. To September 30, 2008, the Company and merged company Copesul also imported naphtha at a volume equal to 35% of their consumption.

9 Taxes Recoverable

		Parent company		Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Excise tax (IPI) (regular transactions	25,041	16,543	25,741	23,807
Value-added Tax on Sales and Services	1,231,986	941,852	1,240,985	1,162,400
(ICMS)
Employees’ profit participation program	166,459	44,934	167,037	76,816
(PIS) and Social contribution on billings
(Cofins)
PIS – Decrees-law 2445 and 2449/88	55,194	55,194	55,194	87,501
Income and social contribution taxes	176,640	28,011	194,812	93,350
Tax on net income (ILL )	57,299		57,299	56,749
Other	119,782	81,207	121,658	120,545

Total	1,832,401	1,167,741	1,862,726	1,621,168

Current assets	(648,081)	(234,568)	(674,120)	(463,780)

Noncurrent assets	1,184,320	933,173	1,188,606	1,157,388

(a) Excise tax (IPI)

On December 19, 2002, the Federal Supreme Court (STF) – based on its full-bench precedents on this matter – entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing entitlement to the IPI tax credits from acquisition of raw materials taxed at a zero rate, when related to transactions involving the establishments of merged company OPP Química S.A. (OPP Química) located in the State of Rio Grande do Sul. This STF determination confirmed such entitlement to IPI credits on said acquisitions, covering the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. This lawsuit was filed by OPP Química in July 2000 for full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as “agravo regimental”. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate.
According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses only a remote risk of changes in the OPP Química-friendly decision, although the STF itself has revisited this matter on the merits in a similar lawsuit lodged by another taxpayer.

In light of those aspects referring to the extent of the “agravo regimental”, OPP Química posted these tax credits at R$ 1,030,125 in December 2002, which was offset by the Company with IPI itself and other federal tax debts. Such credits were used up in 1Q05.

During 2006 and 2007, the Federal Revenue Office issued several infraction notices (autos de infração) against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company, also demanding the tax payments offset by the Company with the tax credits posted as from December 2002. Further, the Federal Revenue Office rejected approximately 200 applications for offsetting of these credits with federal taxes payable by the Company. The Company disputed these rejections at administrative and judicial levels, and the likelihood of a favorable outcome for these disputes is viewed as probable by the Company’s outside legal advisors.

The tax credits used up by the Company (updated at the SELIC benchmark rate until September 30, 2008) come to R$ 2,630,356. Out of these credits, the various collection proceedings referred to above have reached R$ 2,379,548 to date, plus fines in the overall amount of R$ 731,042. The Company’s outside legal advisors believe that such fines are undue by any means.

In a judgment session held on December 11, 2007, the STF First Panel granted the “agravo regimental” on the argument that the extraordinary appeal should be entertained by said Panel again, thus voiding the erstwhile STF ruling. Such STF determination, containing the opinions and arguments of STF justices who took part in the judgment, has not been published to date. Braskem is poised to appeal after such publication occurs.

All things considered, and in view of its belief that the new STF determination should be limited to procedural aspects only, Braskem (in reliance on the opinion of its legal advisors) still defends the final and conclusive nature of said decision allowing it to use IPI tax credits deriving from acquisition of raw materials that are either tax-exempt or else taxed at a zero rate. In addition, Braskem believes that the new STF judgment on the extraordinary appeal should focus only on the subject matter of the “agravo regimental” (which means that the STF should not longer deliberate on entitlement to IPI tax credits themselves, as discussions over such specific matter are precluded in this case).

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(b) Value-added tax on sales and services (ICMS)

The Company and merged company IPQ have accrued ICMS tax credits during the latest fiscal years, basically on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Managements of the Company and of IPQ have given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. These actions comprise, among others:

• With the consolidation of production assets of the Rio Grande do Sul operations, the monthly use of accumulated ICMS credits will be approximately R$ 8,250. Also, negotiations with the State government are underway to use an additional R$ 40,000 of this balance in future investments.

• Obtaining from the Bahia state authorities a greater reduction (from 40% to 65.88%) in the tax base of ICMS levied on imported petrochemical naphtha, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 11059 of May 19, 2008), and a reduction in the rate of ICMS tax on domestic naphtha (from 17% to 11.75)% .

• Maintaining agreements executed with State tax authorities in past years.

• Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

Considering the Company’s and IPQ’s management projections over the term for realization of those credits, at September 30, 2008, the amount of R$ 798,489 (Jun/08 – R$ 843,467) was recorded as noncurrent assets.

(c) Tax on net income (ILL)

Merged company Copesul applied to the Federal Revenue Office for refund of Tax on Net Income (ILL) paid from 1989 through 1991, to be offset against other federal taxes, as this tax was considered unconstitutional under the Federal Senate Resolution 82 of November 22, 1996.

In December 2002, merged company Copesul posted such credits as accumulated profits, as the outside counsel held that likelihood of a favorable outcome is probable, given the existence of the aforesaid Federal Senate Resolution. The 3rd Chamber of the 1st Taxpayers Council has already acknowledged Copesul’s entitlement to restitution of unduly paid ILL. A motion for restitution is pending judgment by the Higher Tax Appeals Chamber.

10 Deposits in Court and Compulsory Loan

	Parent company			Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Deposits in court
Tax contingency	61,177	56,287	67,532	68,636
Labor and other claims	31,682	15,795	34,329	18,704
Compulsory loan
Compulsory loan - Eletrobras	20,045	18,980	20,211	20,229

Total	112,904	91,062	122,072	107,569

11 Investments – Parent Company (a) Information on investments

				Adjusted shareholders’
	Interest	Adjusted net income		equity (negative
	in total	(loss) for the period		equity)

	capital (%)
	Sep/08	Sep/08	Sep/07	Sep/08	Jun/08

Subsidiaries
Braskem América	100.00	4,277	(422)	9,591	7,162
Braskem Argentina	98.00	(316)	(536)	64	285
Braskem Distribuidora	100.00	8,058	(14,909)	97,076	83,623
Braskem Europa	100.00	2,061	1,921	33,030	14,905
Braskem Finance (i)	100.00	(8,975)		(8,956)	(9,559)
Braskem Inc.	100.00	(21,255)	8,522	25,510	16,433
Braskem Participações	100.00	36	(288)	2,366	2,296
CINAL	100.00	3,903	1,409	29,831	29,549
Grust (ii)	100.00	77,106			797,815
IPQ (iii)		95,075	419,641		1,455,473
CITI	100.00	36,186	(13,980)	140,469	136,537
CCI	100.00	6	6	108	100
IPQ Petroquímica Chile	99.02	(105)	(76)	1,496	1,308
Ipiranga Petroquímica Chile	100.00	(439)	1,619	8,415	7,251
Ipiranga S.A. – Argentina	96.74	1,421	723	7,442	6,125
Natal Trading	100.00	(213)	(231)	2,578	2,199
Petroquímica Paulínia (iii)		(22,045)			241,823
Politeno Empreendimentos	100.00	955	1,247	16,395	15,999
Ipiranga Química S.A. (vii)	100.00	365,345	246,745	175,185	996,139
ISATEC	100.00	(59)	(366)	1,125	1,457
Ipiranga Química Armazéns Gerais	0.12	(263)	52	106	106
Jointly-controlled entities
CETREL	49.48	17,331	11,503	153,586	140,898
CODEVERDE	35.65			101,825	47,068
Petroflex (iv)			54,967
RPI	33.33			(26,484)	(26,484)

Associated companies
Borealis	20.00	7,636	5,968	110,130	110,130
Sansuy Indústria de Plástico S.A. (v)	20.00	(18)	(6,547)	(28,702)	(30,440)
Information on investments of subsidiaries
Braskem Distribuidora
Braskem Argentina	2.00	(316)	(536)	64	285
Braskem Importação	100.00		801	60	60
Braskem Cayman Ltd. (“Cayman”) (vi)	100.00		(4,764)
Braskem Inc
Lantana	100.00	(7,061)	195,900	1,715	2,725
CINAL
CETREL	4.62	17,331	11,503	153,586	140,898
Ipiranga Química (vii)
Ipiranga Química Armazéns Gerais Ltda.	99.88	(263)	52	106	106
Natal Trading
IPQ Petroquímica Chile	0.98	(43)	1,619	1,308	1,308
IPQ Petroquímica Chile
Ipiranga S.A. - Argentina	3.26	1,421	723	7,442	6,125

(i) Negative equity recorded in “Other accounts payable”, in noncurrent liabilities.
(ii) Grust net income in April through June
(iii) Company merged in September 2008.
(iv) Net income determined until March 2008.
(v) Shareholders’ equity and loss for the period determined until September 2008.
(vi) Company wound up in August 2008.
(vii) Net income stated gives effect to equity in the earnings of investees as from April 2008.

(b) Investment changes in subsidiaries, jointly -controlled entities and associated companies

					Increase/			Goodwill			Exchange		Low

	Balance at	Merger of		Acquisition of	Decrease in		Equivalence				variantion		Investiment	Balance at
	31/01/2008	shares/	Fission	Investment	Capital	Dividends	Assets	Constitution	Amortization	Reclassification	other	Other	for Incorporation	30/09/2008

Subsidiaries na jointly-controlled
entities
Braskem America	4,829	-	-	-	-	-	4,366	-	-	-	0,396	-	-	9,591
Braskem Argentina	0,344	-	-	-	-	-	(0,310)	-	-	-	0,03	-	-	0,064
Braskem Distribuidora	89,017	-	-	-	-	-	8,059	-	-	-	-	-	-	97,076
Braskem Europa	9,813	-	-	-	19,434	-	2,159	-	-	-	1,624	-	-	33,030
Braskem Inc	34,414	-	-	-	7,860	-	(21,255)	-	-	-	4,491	-	-	25,510
Braskem Participações	16,023	-	-	-	(13,110)	-	(0,547)	-	-	-	-	-	-	2,366
Cetrel	74,373	-	-	-	-	-	8,601	-	(1,065)	-	-	3,689	-	85,598
CINAL	17,197	-	-	-	-	-	3,903	-	-	-	-	-	-	21,100
Copesul (i)	607,592	-	-	-	-	85,025	6,947	-	(24,208)	(102,292)	-	-	(573,064)	-
Grust	-	720,709	-	-	(797,815)	-	77,106	10,555	(0,428)	(10,127)	-	-	-	-
Ipiranga Química (ii) (iii)	-	-	(1.076,305)	933,412	-	-	250,198	1.070,441	(64,865)	(937,696)	-	-	-	175,185
IPQ	-	-	1.074,922	302,630	573,064	-	(262,402)	-	(1,200)	(30,589)	-	(1,943)	(1.654,482)	-
Petroquímica Paulínia	145,094	-	-	96,729	38,177	-	(22,045)	-	-	-	-		(257,955)	-
Politeno Empreendimentos	15,441	-	-	-	-	-	0,955	-	-	-	-	-	-	16,396
Isatec	-	-	-	1,383	-	-	(0,258)	-	-	-	-	-	-	1,125
Ipiranga Argentina	-	-	-	7,199	-	-	-	-	-	-	-	-	-	7,199
CCI - Comercial e Importadora	-	-	-	0,100	-	-	-	-	-	-	-	-	-	0,100
Ipiranga Petroquímica Chile	-	-	-	8,415	-	-	-	-	-	-	-	-	-	8,415
IPQ Chile	-	-	-	1,481	-	-	-	-	-	-	-	-	-	1,481
CITI - Copesul International Trading	-	-	-	140,469	-	-	-	-	-	-	-	-	-	140,469
Natal Trading	-	-	-	2,578	-	-	-	-	-	-	-	-	-	2,578
Outros	6,893	-	-	-	0,739	-	-	-	0,191	-	-	(4,164)	-	3,659
														-
Associated company
Borealis	23,853	-	-	-	-	(3,000)	1,173	-	-	-	-	-	-	22,026

Total investiments	1.044,883	720,709	(1,383)	1.494,396	(171,651)	82,025	56,650	1.080,996	(91,575)	(1.080,704)	6.541	(2,418)	(2.485,501)	652,968

(i) The determination of the amounts of columns "Acquisition of investments", "Recording of goodwill" and "Amortization of goodwill" is described in Note 11 (c).
(ii) The amount of the "Reclassification of goodwill" columns, of R$ 937,696 related to the appreciation of Copesul property, plant and equipment.
At September 30, 2008, as a result of the merger of IPQ, that amount was added to the machinery, equipment and facilities line.

Goodwill (negative goodwill) underlying investments

						Sep/08	Jun/08

				Ipiranga
	CETREL (i)	Cinal	Copesul (ii)	Química (iii)	Other	Total	Total

Goodwill amount	15,990		309,121	1,062,019	10,555	1,397,685	1,394,275
Goodwill supplementation				8,422		8,422
(-) Accumulated amortization	(6,393)		(206,830)	(64,865)	(428)	(278,516)	(255,984)
Transfer through merger			(102,291)	(937,696)	(10,127)	(1,050,114)
Negative goodwill amount		(8,731)			(1,522)	(10,253)	(10,253)

Goodwill (negative goodwill), net	9,597	(8,731)		67,880	(1,522)	67,224	1,128,038

(i) Goodwill based on the appreciation of property, plant and equipment, and amortized up to 2017.
(ii) Goodwill base don future profitability, amortized up to 2011, and transferred to deferred charges in September 2008.
(iii) Goodwill base don the appreciation of property, plant and equipment for Copesul, and future profitability for Ipiranga Química, amortized up to 2027 and 2017, respectively. The transferred amount was recorded in property, plant and equipment.

In the consolidated Quarterly Financial Information, goodwill is stated in property, plant and equipment or deferred charges, while negative goodwill is stated in deferred income, in accordance with CVM Instruction 247/96.

(c) Acquisition of Ipiranga Química

In addition to the amount of R$ 1,489,129 (Note 1 (b.2) and (b.4)), intended for the purchase of shares in Ipiranga Química, the Company considered as part of the investment cost those expenses directly relating to the process, amounting to R$ 41,539. Considering all disbursements made, the Company recorded goodwill based on future profitability (R$ 68,597) and appreciation of property, plant and equipment (R$ 993,422) of Ipiranga Química and Copesul, respectively.

After the transfer of shares in February 2008 (Note 1(b)), the amounts disbursed under the transaction, plus equity in net income of subsidiaries and associated companies and amortization of estimated goodwill, were reclassified to “Investments in subsidiaries”, with the following activity up to September 30, 2008:

R$

Investment book value at the acquisition dates	460,227
Equity in net income of subsidiaries and associated companies determined from
April to December 2007	30,732
Equity in net income of subsidiaries and associated companies determined in
January and February 2008	43,998

Investment book value transferred from “Advance for acquisition of investments” to
“Investments in subsidiaries”	534,957

Goodwill determined on the transaction	1,070,441

Amortization of goodwill from April to December 2007	(22,919)
Amortization of goodwill from January to June 2008	(28,016)
Amortization of goodwill from July to September 2008	(13,930)

(64,865)

(d) Petroquímica Paulínia

Petroquímica Paulínia’s plant started operations on April 25, 2008. The unit, with a production capacity of 350 thousand ton/year polypropylene, is located at the municipality of Paulínia, state of São Paulo. Until the end of August 2008, the plant was considered pre-operational to account for the stabilization of production. During this period, its income was recorded in deferred charges.

Prior to March 2008, the control over this company was shared with Petroquisa. Following the merger of shares issued by Grust, in July 2008 (Note 1(7)), Braskem now holds 1’00% of the voting capital of Paulínia. On September 30, 2008, Petroquímica Paulínia was merged into Braskem.

12 Property, Plant and Equipment and Intangible Assets

Parent company

			Sep/08	Jun/08

		Accumulated			Average
		depreciation/			rates(i)
	Cost	amortization	Net	Net	(%)

Property, plant and equipment (ii)

Land	83,518		83,518	26,221
Buildings and improvements	1,395,931	(587,913)	808,018	536,779	2.6
Machinery, equipment and facilities	14,956,732	(7,648,675)	7,308,057	4,648,930	5.9
Mines and wells	22,180	(5,473)	16,707	13,691	8.7
Furniture and fixtures	80,593	(49,513)	31,080	27,536	9.9
IT equipment	139,574	(103,753)	35,821	24,331	19.9
Maintenance stoppages in progress	259,366		259,366	186,927
Projects in progress	1,143,421		1,143,421	965,727
Capitalized interest on projects in
progress	155,875		155,875	6,754
Other	281,934	(113,692)	168,242	106,994	14.0

Total	18,519,124	(8,509,019)	10,010,105	6,543,890

Intangible assets (ii)

Trademarks and patents	106,348	(51,992)	54,356	32,416	9.6
Software and rights of use	241,872	(78,255)	163,616	167,626	13.7

Total	348,220	(130,247)	217,972	200,042

(i) Average annual depreciation and amortization rates.

(ii) Increases in property, plant and equipment and intangible assets accounts were chiefly due to the mergers of IPQ and Petroquímica Paulínia, in September 2008.

On September 30, 2008, the parent company property, plant and equipment balance includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in the net amount of R$ 1,659.252 (Jun/08 – R$ 736,292).

Consolidated

			Sep/08	Jun/08

		Accumulated			Average
		depreciation/			rates(i)
	Cost	amortization	Net	Net	(%)

Property, plant and equipment

Land	90,682		90,682	74,955
Buildings and improvements	1,480,191	(613,156)	867,035	726,865	3.2
Machinery, equipment and facilities	15,060,412	(7,719,252)	7,341,160	6,641,436	6.8
Mines and wells	23,271	(6,294)	16,977	13,983	8.7
Furniture and fixtures	87,605	(53,748)	33,857	32,293	10.9
IT equipment	152,688	(112,255)	40,433	41,022	26.3
Maintenance stoppages in progress	259,366		259,366	189,841
Projects in progress (ii)	1,150,019		1,150,019	2,029,810
Capitalized interest on projects in
progress	155,875		155,875	41,821
Other	345,000	(141,530)	203,470	191,468	18.9

Total	18,805,109	(8,646,235)	10,158,874	9,983,494

Intangible assets

Trademarks and patents	106,351	(51,997)	54,354	35,399	9.6
Software and rights of use	271,895	(79,448)	192,447	183,144	13.7

Total	378,246	(131,445)	246,801	218,543

(i) Annual average depreciation and amortization rates.

(ii) The decline seen from June to September 2008 is mainly attributable to the book closing of the Petroquímica Paulínia construction project.

Projects in progress relate to expenditures incurred in expansion projects in industrial units, operating improvements to increase the economic useful lives of machinery and equipment, excellence projects in the areas of maintenance and production, as well as health, environment and technology programs.

13 Deferred Charges

Parent company

			Sep/08	Jun/08

					Average
		Accumulated			rates
	Cost	amortization	Net (i)	Net	(%)

Pre-operating and organization
expenses	209,425	(88,390)	121,035	65,279	15.7
Expenditures for structured
transactions	225,942	(154,850)	71,092	79,143	14.1
Goodwill on merged investments
(ii)	3,192,367	(1,075,444)	2,116,923	1,022,981	12.2
Other	28,957	(12,799)	16,158	8,597	9.2

Total	3,656,691	(1,331,483)	2,325,208	1,176,000

(i) Increases in deferred charges are due to the mergers of IPQ and Petroquímica Paulínia
(ii) The increase in this line primarily relates to Petroquímica Paulínia’s pre-operating expenses.

Consolidated

			Sep/08	Jun/08

	Cost	Accumulated amortization	Net	Net	Average rates (%)

Pre-operating and organization	214,584	(93,154)	121,430	125,908	14.7
expenses (i)
Expenditures for structured	225,942	(154,850)	71,092	79,143	14.1
transactions
Goodwill on merged/
consolidated investments (ii)	3,331,935	(1,142,128)	2,189,807	2,274,226	12.1
Other	52,325	(36,534)	15,791	29,145	9.4

Total	3,824,786	(1,426,666)	2,398,120	2,508,422

(i) The increase in this line mainly represents Petroquímica Paulínia’s pre-operating expenses.

(ii) Goodwill arising from merged or consolidated investments is based on future profitability, amortized over a period of up to 10 years, in accordance with reports issued by independent experts. Recording such goodwill in deferred charges is in compliance with CVM Instruction 319/99.

14 Loans and Financing

Parent company

		Annual financial charges	Sep/08	Jun/08

Foreign currency
Eurobonds		Note 14(a)	1,999,734	1,658,699
Advances on exchange contracts	Sep/08	US$ exchange variation + average interest of 5.27%	1,136
	Jun/08	US$ exchange variation + average interest of 4.91%		209
Export prepayments		US$ exchange variation + average interest of 3.71%	3,711,665	1,249,993
Medium - Term Notes		US$ exchange variation + interest of 11.95%	673,750	568,893
Raw material financing		US$ exchange variation + average interest of 6.71%	19,328	15,804
BNDES	Sep/08	Average fixed interest of 8.74% + post-fixed restatement (UMBNDES) (ii)	30,354
	Sep/08	US$ exchange variation + interest of 7.59%	117,625
	Jun/08	Average fixed interest of 9.26% + post-fixed restatement (UMBNDES) (ii)		24,048
	Jun/08	US$ exchange variation + interest of 7.27%		24,982
Working capital		US$ exchange variation + average interest of 4.72%	743,140	616,656
Local currency
Working capital	Sep/08	Post-fixed restatement (92 to 119.13% of CDI)	351,234
FINAME	Set/08	Fixed interest of 4.77% + TJLP	2,578
BNDES	Set/08	Average fixed interest of 3.10% +TJLP	1,171,836
	Jun/08	Average fixed interest of 3.17% +TJLP		448,782
BNB		Fixed interest of 8.50%	256,556	264,870
FINEP		TJLP	61,585	65,945
Project financing (NEXI) (i)		YEN exchange variation + interest of 0.95% above TIBOR	195,154	206,746

Total			9,335,675	5,145,627
Current liabilities			(1,873,120)	(1,185,478)

Noncurrent liabilities			7,462,555	3,960,149

Consolidated

		Annual financial charges	Sep/08	Jun/08

Foreign currency
Eurobonds		Note 14(a)	2,488,069	2,059,192
Advances on exchange contracts	Sep/08	US$ exchange variation + average interest of 5.27%	1,136
	Jun/08	US$ exchange variation + average interest of 5.45%		1,075
Export prepayments		US$ exchange variation + average interest of 3.71%	1,874,733	1,627,808
Medium - Term Notes		US$ exchange variation + interest of 11.95%	673,750	568,893
Raw material financing		US$ exchange variation + average interest of 6.71%	19,328	15,804
Permanent asset financing	Jun/08	US$ exchange variation + LIBOR 0.35%	1,361,886	1,134,382
BNDES	Sep/08	Average fixed interest of 8.74% + post-fixed restatement
		(UMBNDES) (ii)	30,826
	Sep/08	US$ exchange variation + average interest of 7.59%	117,696
	Jun/08	Average fixed interest of 9.30% + post-fixed restatement
		(UMBNDES) (ii)		24,599
	Jun/08	US$ exchange variation + average interest of 8.17%		83,734
Working capital	Sep/08	US$ exchange variation + average interest of 4.72%	743,141
	Jun/08	US$ exchange variation + average interest of 4.69%		616,656
Local currency
Working capital	Sep/08	Post-fixed restatement (92 to 119.13% of CDI)	351,234
	Jun/08	Average post-fixed interest of 94.27% of CDI		145,891
FINAME	Sep/08	Average interest of 4.77% + TJLP	3,228
	Jun/08	Average interest of 4.75% + TJLP		4,408
BNDES	Sep/08	Average fixed interest of 3.10% +TJLP	1,179,404
	Jun/08	Average fixed interest of 3.14% +TJLP		1,139,197
BNB		Fixed interest of 8.50%	264,215	273,135
FINEP		Post-fixed restatement (TJLP)	61,585	65,944
Project financing
(NEXI) (i)		YEN exchange variation + interest of 0.95% above TIBOR	195,154	206,746
Compror	Jun/08	Average post-fixed interest of 104.50% of CDI		10,038

Total			9,365,385	7,977,502
Current liabilities			(1,238,570)	(882,013)

Noncurrent liabilities			8,126,815	7,095,489

(i) Nippon Export and Investment Insurance
(ii) UMBNDES = BNDES monetary unit

(a) Eurobonds

Composition of transactions:

				Parent company		Consolidated

Issue date	Issue amount US$ thousand	Maturity	Interest (% p.a.)	Sep/08	Jun/08	Sep/08	Jun/08

Jun/1997	150,000	Jun/2024	8.25	293,396	239,059
Jul/1997	250,000	Jun/2015	9.38	493,406	400,980	295,820	240,575
Jun/2005	150,000	None	9.75	288,301	239,746	288,301	239,746
Apr/2006	200,000	None	9.00	389,642	324,020	389,642	324,020
Sep/2006	275,000	Jan/2017	8.00	534,989	454,894	534,989	454,894
Jun/2008	500,000	Jun/2018	7.25			979,317	799,957

Total				1,999,734	1,658,699	2,488,069	2,059,192

In June 2008, subsidiary Braskem Finance completed the raising of US$ 500 million eurobonds with 7.25% p.a. coupon, maturing in 2018, priced at 99.127% of face value, with investor remuneration of 7.375% p.a. The resources were used to amortize a part of the bridge loan obtained to acquire the Ipiranga Group petrochemical assets (Note 14(d)).

(b) Export prepayment

Composition of transactions:

					Parent company		Consolidated

Date	Initial amount US$ thousand	Settlement date	Charges (% p.a)	Sep/08	Jun/08	Sep/08	Jun/08

May/2006	10,000	May/2009	US$ exchange var. + 6-month Libor + 0.70	19,408		19,408	15,991
May/2006	20,000	Jan/2010	US$ exchange var. + annual Libor + 0.30	39,689		39,689	32,651
Jul/2006	399,583	Jul/2014	US$ exchange var. + average interest of 4.24	558,343		558,343	541,218
Mar/2007	35,000	Mar/2014	US$ exchange var. + 6-month Libor + 1.60	67,000		67,000	56,672
Apr/2007 (i)	330,000	Apr/2009	US$ exchange var. + 3-month Libor + 0.35	639,626	527,730
Apr/2007 (i)	150,000	Apr/2014	US$ exchange var. + 6-month Libor + 0.77	292,056	240,770	292,056	240,770
Oct/2007	315,525	Oct/2009	US$ exchange var. + 4-month Libor + 0.35	604,112		604,112	498,424
Oct/2007	618,837	Oct/2014	US$ exchange var. + 4-month Libor + 1.50	1,197,306	239,411
Feb/2008 (i)	150,000	Feb/2009	US$ exchange var. + average interest of 3.94	294,125	242,082	294,125	242,082

Total				3,711,665	1,249,993	1,874,733	1,627,808

(i) On a consolidated basis, these transactions are recorded as “Permanent asset financing” and total R$ 639,626

(c) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand -R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 21(a)), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 22).

(d) Permanent assets financing

Negotiations to raise a bridge loan of up to US$ 1.2 billion to finance the acquisition of the Ipiranga Group petrochemical assets and Copesul delisting were completed in April 2007.

Until September 30, 2008, amounts borrowed by the Company, plus charges, total R$ 1,225,807, and are stated in “Export prepayment” (Note 14(b)).

(e) Repayment schedule

Long-term loans mature as follows:

	Parent company		Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

2009	709,291	107,717	1,806,548	1,688,446
2010	560,462	233,742	738,717	683,093
2011	446,385	209,665	451,088	435,801
2012	475,666	116,344	476,137	438,452
2013 and thereafter	5,270,751	3,292,681	4,654,325	3,849,697

	7,462,555	3,960,149	8,126,815	7,095,489

(f) Guarantees

The Company has provided securities as stated below:

Parent company

	Maturity	Total guaranteed	Loan amount	Guarantees

				Mortgage of machinery and
BNB	Jun/2016	256,556	256.556	equipment/ bank surety
BNDES	Nov/2012	1,319,815	1,319,815	Mortgage of machinery and equipment
BRDE	Jul/2009	2,578	2,578	Financed equipment
NEXI	Jun/2012	147,401	195,154	Insurance policy
Working capital	Feb/2010	351,234	351,234	Export credit note
FINEP	Mar/2012	61,585	61,585	Bank surety
Export prepayment	Jul/2014	1,123,640	3,711,665	Promissory notes
	Nov/2007 to
Other institutions	Jun/2012	19,328	763,604	Promissory notes

Total		3,282,137	6,662,191

In December 2006, the Company and Petroquisa entered into a support agreement with BNDES, whereby they undertook to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, those funds required to cover any insufficiencies arising from default by that subsidiary. Following the merger of shares of Grust (Note 1(b.7)) and consequent increase to the holding of 100% in the voting capital of this subsidiary, the Company assumed this full guarantee.

(g) Capitalized interest

The Company and its subsidiaries adopt the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the weighted average financial charge rate on the debt, including exchange variation, to the balance of projects in progress.

The average rate used during the nine-month period, including exchange variation was -4.43% p.a. (same period of prior year – 7.00% p.a.) and the amounts capitalized are stated below:

			Expenses (income)

	Parent company			Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Gross financial charges	960,127	29,010	1,049,311	(382,718)
(-) Capitalized interest	(118,683)	(26,252)	(114,475)	34,331

Net financial charges	841,444	2,758	934,836	(348,387)

(h) Loan covenants

Certain loan agreements entered into by the Company establish limits for a number or ratios relating to the ability to incur debts and pay interest. The ratios are as follows:

• Debentures of 13th and 14th Issues: Net Debt / EBITDA(*).
• NEXI financing: Net Debt / EBITDA(**) and EBITDA(**) / net interest on debt.
• Medium -Term Notes: Net Debt / EBITDA (**).

(*) EBITDA – Operating profit before financial results and shareholdings plus depreciation and amortization.
(**) EBITDA – Operating profit before financial results and shareholdings plus depreciation, amortization, dividends and interest on shareholders’ equity received from unconsolidated companies.

The above covenants are calculated on a consolidated basis for the past 12 months on a quarterly basis. The amounts are derived from the consolidated Quarterly Financial Information determined in accordance with the accounting principles adopted in Brazil (BRGAAP). Penalty for noncompliance is the potential acceleration of the debt. All commitments have been accomplished by the Company.

15 Debentures

Composition of transactions:

					Parent company and consolidated

Issue	Unit value	Maturity	Remuneration	Remuneration payment	Sep/08	Jun/08

13th(i)	R$ 10	Jun/10	104.1% of CDI	Biannually as from Dec/2005	313,098	302,969
14th(i)	R$ 10	Sep/11	103.5% of CDI	Biannually as from Mar/2007	505,435	518,660

Total					818,533	821,629

(i) Public issue of non-convertible Company debentures.

16 Taxes and Contributions Payable – Noncurrent Liabilities

		Parent company		Consolidated

		Sep/08	Jun//08	Sep/08	Jun/08

IPI credits offset
IPI – export credit	(i)	718,944	707,266	718,944	707,266
IPI – zero rate	(ii)	324,570	319,139	324,570	319,139
IPI – consumption materials and property,		44,229	43,591	44,229	43,591
plant and equipment

Other taxes and contributions payable
PIS /COFINS - Law 9718/98	(iii)	53,072	52,662	56,920	56,523
Education contribution, SAT and INSS		40,085	43,037	40,085	43,037
PAES-Law 10684	(iv)	30,614	26,765	30,614	32,555
Other		57,370	20,261	62,806	61,444

(-) Deposits in court		(65,004)	(74,325)	(64,907)	(80,496)

Total		1,203,880	1,138,396	1,213,261	1,183,059

The Company and its subsidiaries have brought suit against some recent changes in tax laws, and the updated disputed values are duly provisioned for. No contingent assets are recorded by the Company and its subsidiaries in this regard.

(i) Excise tax (IPI) – Tax Credit on Exports (crédito-prêmio)

The Company – by itself and through merged companies – challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As constitutional issues are at dispute, the STF is to make a final determination over this matter and its general implications. Also, the STF will eventually revisit the right to use those tax credits after 1990, based on application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of success in these suits.

(ii) Excise tax (IPI) – Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority (6 to 5). In June 2007, the STF Full Bench ruled, by majority opinion, that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to Polialden will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Law 9718 of 1998

The Company – by itself and through merged companies – has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In November 2005, the STF Full Bench definitively ruled that the increase in PIS and COFINS tax basis under said law was unconstitutional. On that same occasion, the STF held that the COFINS rate escalation from 2% to 3% was constitutional. In the light of this decision, the Company filed for voluntary dismissal of the claim in most suits and settled the debt in cash on December 15, 2006. Even so, the Company is still challenging this matter in a small number of cases. The Company has posted accruals at R$ 53.072 in connection with these suits, of which R$ 21,947 was deposited in court.

(iv) Special Installment Program - PAES - Law 10684 of 2003

(a) In August 2003, the merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. The outstanding debt is R$ 31,681 at September 30, 2008, being R$ 6,555 in current liabilities and R$ 25,126 in noncurrent liabilities (June 2008 - R$ 33,320, being R$ 6,555 in current liabilities and R$ 26,765 in noncurrent liabilities).

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

(b) In July 2003, IPQ adhered to this installment payment scheme, after cancellation of supporting certificates (DCC’s) originated from acquisition and offsetting of third-party credits. The outstanding balance is R$ 7,073 as of September 30, 2008, being R$ 1,585 in current liabilities and R$ 5,488 in noncurrent liabilities.

17 Income and Social Contribution Taxes

(a) Current income tax

	Parent company

	Sep/08	Sep/07

Income (loss) before income taxes	(601,299)	537,962

Income tax credit (expense) at the rate of 25%	150,324	(134,490)

Income tax on equity in income of subsidiaries	44,616	36,305
Other permanent differences	1,038	7,473
Amortization of goodwill	15,201	10,145
Taxes challenged in court	1,698	15,091
Tax losses/ Deferred income tax credit	(212,761)	25,290
Provisions and other temporary differences	(116)	(17,387)
Other		(875)

Income tax expense	-	(58,448)

As tax losses were incurred in 2008, the Company is entitled to no tax exemption/abatement benefits (nine months of 2007 – R$ 44,174) (Note 18(a)).

(b) Deferred income and social contribution taxes

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company and its subsidiaries have the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:	Parent company			Consolidated

	Sep/08	Jun/08	Sep/08	Jun/08

Tax loss carryforward	1,455,748	535,158	1,467,476	584,988
Amortized goodwill on investment in merged companies
	722,586	541,489	722,586	541,489

Temporarily non-deductible expenses	461,156	374,794	467,698	524,163

Potential calculation basis of deferred income tax	2,639,490	1,451,441	2,657,760	1,650,640

Potential deferred income tax (25%)	659,873	362,860	664,440	412,660

Unrecorded portion of deferred income tax	(2,679)	(2,746)	(2,679)	(2,746)

Deferred income tax – assets	657,194	360,114	661,761	409,914

Current assets	(56,023)	(36,725)	(56,922)	(56,925)

Noncurrent assets	601,171	323,389	604,839	352,989

Changes:

At the beginning of the period	403,205	403,205	449,160	449,160
Addition of subsidiary balance	39,699		(15,370)	-
Addition (realization) of deferred income tax on tax losses	217,493	(12,655)	215,982	(22,546)
Realization of deferred income tax on amortized goodwill or merged companies		(18,228)		(18,229)
Recording of deferred income tax on amortized goodwill of merged companies	27,113		27,113
Realization of deferred income tax on temporary provisions
		(12,208)		1,529
Deferred income tax on temporary provisions	(30,317)		(15,125)

At the end of the period	657,194	360,114	661,761	409,914

Deferred income tax – liabilities:
At the beginning of the period	(7,346)	(7,346)	(63,661)	(63,661)
IR diff. on gain/loss on financial investments and derivatives (Law	(1,916)		(1,916)
11638/07)
Addition of subsidiary balance	(551)
Realization (recording) of deferred income tax	442	295	56,206	(50,373)

At the end of the period	(9,371)	(7,051)	(9,371)	(114,034)

Deferred income tax in statements of income	214,732	(42,796)	284,177	(89,619)

Deferred income tax assets arising from tax losses and temporary differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by Company's and its subsidiaries’ management.

(ii) Composition of deferred social contribution

The consolidated Quarterly Financial Information at September 30, 2008 includes the following portions of deferred social contribution arising from subsidiary IQ and merged companies IPQ and Copesul:

		Balances

	Sep/08	Jun/08

Assets	9,341	4,825
Liabilities		21,973
Deferred social contribution in statements of income	6,343	(12,890)

Deferred social contribution assets balances arise from non-deductible provisions and goodwill on the acquisition of investments. Liabilities balances arise from unrealized exchange variations and accelerated depreciation.

(c) Social Contribution on Income (CSL)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its merged companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that – after the final decision favorable to those companies – the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors (which stated the likelihood of a favorable outcome as reasonably possible), Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment can not be retroactive to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 835,013, net of fine.

18 Tax Incentives

(a) Income tax

To 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari have the same right up to base years 2011, 2012 and 2016. The PVC plant at Camaçari also has this right up to base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

Until December 2007, the income tax amount covered by the incentive was recorded as expense for the year, as a contra entry to a specific capital reserve account. Law 11638/07 revoked the article of Law 6404/76 that classified such incentive as a capital reserve. Pursuant to CVM Instruction 469, issued on May 2, 2008, these incentives should be temporarily recorded as “deferred income” (Note 28(iii)).

(b) Value-added tax on sales and services (ICMS)

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive is stated in income for the year, under “Other operating income” (Note 23).

19 Shareholders’ Equity

(a) Capital

For the period ended September 30, 2008, the Company’s subscribed and paid-in capital is R$ 5,375,802, represented by 524,391,654 shares with no par value, comprising 196,714,190 common, 326,874,398 Class “A” preferred, and 803,066 Class “B” preferred shares. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are Class “A” preferred, and 4,880,000 are Class “B” preferred shares.

At the Extraordinary Shareholders’ Meeting held on May 30, 2008, a capital increase was approved, as a result of the merger of Grust shares (Note 1(b.7)), through the issue of 46,903,320 common and 43,144,662 Class “A” preferred shares. As such, the Company’s capital went from R$ 4,640,947 to R$ 5,361,656.

On September 30, 2008, as a result of the merger of IPQ (Note 1 (b.12)), the Company’s capital was increased by R$ 14,146 to R$ 5,375,802, through the issue of 1,506,061 Class “A” preferred shares.

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class “A” preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class “A” preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class “A” preferred shares are convertible into common shares, by resolution of the majority voting share at general meetings. Class “B” preferred shares may be converted into Class “A” preferred shares at a ratio of two Class “B” preferred shares to each Class “A” preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds.

If the Company is wound up, Class “A” and “B” preferred shares are accorded priority treatment in repayment of capital.

The shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at yearend, adjusted as per the Brazilian Corporate Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the yearend net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes (Note 14), the payment of dividends or interest on equity is capped at twofold the minimum dividends accorded to preferred shares under the Company’s by-laws.

(c) Treasury shares

For the period ended September 30, 2008, the Company treasury shares totaled 14,022,157 shares, comprising 6,251,744 common, 7,561,165 Class “A” preferred, and 209,248 Class “B” preferred shares, for a total amount of R$ 174,277 (June 2008 - R$ 66,382). The total amount of these shares, computed based on the average quotation as of September 30, 2008, is R$ 151,241. These shares arise from the following events:

• On February 19, 2008, a new share repurchase program was approved, with a 12-month term and approximate investment of R$ 252,000, for the repurchase of up to 19,862,411 Class “A” preferred shares. Until September 30, 2008, 7,271,000 Class “A” preferred shares were acquired under this program, at the average cost of R$ 10.63 per share. The low and high amounts of these purchases were R$ 8.97 and R$ 13.85 per share.

• On March 6, 2008, the cancellation of 16,595,000 Class “A” preferred shares of the Company was approved. These shares had been maintained in Treasury and recorded for at R$ 244,456. The amount was written-off from the profits for expansion reserve.

• On April 28, 2008, the dissidence of shareholders owning 2,108,823 common and 209,048 Class “B” preferred shares in the Company was communicated to the market, concerning the ratification of the transaction to acquire the control of the Ipiranga Group petrochemical assets. These shares were redeemed on March 11, 2008, for their book value as of December 31, 2007, of R$ 13.50 per share, for a total of R$ 31,292.

• On May 30, 2008, the shareholders of Braskem Participações approved a capital reduction and transfer to the Company of 580,331 common and 290,165 Class “A” preferred shares issued by the Company, for a total of R$ 13,110.

• On July 2, 2008, the dissidence of shareholders owning 3,562,590 common and 200 Class “B” preferred shares in the Company was communicated to the market, concerning the merger of shares in Grust Holdings S/A. These shares were redeemed for their book value pursuant to the balance sheet at December 31, 2007, of R$ 13.50 per share, for a total of R$ 48,098.

(d) Appropriation of net income

The Shareholders’ Annual Meeting held on March 26, 2008 approved the appropriation of net income for year 2007, totaling R$ 543,220, as follows: (i) R$ 278,457 as dividends for common, and Classes “A” and “B” preferred shares, at the ratio of R$ 0.644 per share; (ii) R$ 27,161 to the legal reserve, and (iii) R$ 237,602 to the profits for expansion reserve.

20 Contingencies

(a) Collective Bargaining Agreement – Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQU¥MICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQU¥MICA filed a plea known as embargos de divergência, which was cognized by the higher courts. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Offsetting of tax credits

From May through October 2000, merged companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Internal Revenue Department unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) of R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the merged companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the merged companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute (INSS)

The Company is party to several social security disputes in the administrative and judicial spheres, totaling approximately R$ 354,876 (updated by the SELIC rate) as of September 30, 2008.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(d) Other court disputes involving the Company and its subsidiaries

• The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 28,942 (June/08 – R$ 27,926). Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the respective sums have not been provisioned for.

• In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and – in reliance on the legal advisors’ opinion – the Company’s Management does not expect to be defeated.

• Until July 2007, the Company acted as respondent in arbitration started by a shipping company and underway in the City of Rio de Janeiro. Braskem was eventually sentenced to pay R$10,363 for breach of the original contractual conditions, having disbursed said sum in August 2007.

• As of September 30, 2008, the Company and its subsidiaries figured as defendants in 1,325 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 281,070. According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provided for R$ 21,220 (June/08 – R$ 20,605).

• Further, in 1999, the Federal Internal Revenue Department (SRF) served notice on the controlled company Copesul charging a supposedly delinquent IRPJ and CSL tax for the 1994 base period, relating to monetary adjustment of balance sheet items and equity accounting results due to the accounting of dividends distributed by a controlled entity abroad. The updated dispute comes to R$ 21,308. An appeal lodged by the National Treasury at the Higher Tax Appeals Chamber (CSRF) is pending judgment. According to the legal advisors of the Company, the likelihood of a favorable outcome for this case is reasonably possible.

21 Financial Instruments

(a) Risk management

Since the Company and its subsidiaries operate in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates, and commodities.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and selling short, and provide for the diversification of instruments and counterparties (large banks). Counterparties’ limits and creditworthiness are reassessed on a regular basis, taking into account their rating and the credit default swap (“CDS”) of the traded amount. Gains and losses on hedge transactions are taken to income on a monthly basis.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company and its subsidiaries are financial investments abroad (certificates of deposit, securities in U.S. Dollars, investment funds, among other instruments) in U.S. Dollars. The forms of currency hedge which do not involve the use of cash are swaps, forwards and options.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company and its subsidiaries have long-term loans and financing to finance their operations, including cash flow and project financing. Part of the long-term loans is linked to foreign currencies.

(c) Exposure to interest rate risks

The Company and its subsidiaries are exposed to interest rate risks on their debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP), Pre and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company and its subsidiaries are exposed to fluctuations in the price of several petrochemical commodities, especially their main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales. At September 30, 2008, the Company had no such contracts outstanding.

(e) Exposure to credit risks

The operations that subject Braskem and its subsidiaries to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions, matching concentrations with the institutions’ ratings and CDS, as well as reviewing offsetting contracts that minimize the overall risk credit arising from the various financial transactions carried out among the parties.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

The currencies shown with respect to the derivative instruments below are referred to by their codes in accordance with ISO 4217 standard:

Code	Currency	Country
BRL	Real	Brazil
EUR	Euro	Euro zone
JPY	Yen	Japan
USD	U.S. Dollar	United States of America

At September 30, 2008, the Company had the following derivative contracts:

(i) Assets transactions

a. Export prepayment swap

The Export Prepayment Swap is a hedge transaction classified as “trading”, in accordance with the accounting rules.

This is a swap of U.S. Dollars to Reais, aiming at eliminating the exposure to the exchange variation of the export prepayment, in the amount of USD 150,000 thousand and maturing in February 2009, taken at the cost of exchange variation plus a spread.

Accordingly, the liability involved in this consolidated transaction (prepayment and swap) is R$ 255,805, bearing interest linked to a percentage of the CDI rate.

The notional value, charges and maturities of the asset end of the swap are identical to the prepayment. The swap transactions were carried out at the over-the-counter market, requiring no guarantee deposited. The conditions are shown in the table below:

					Guarantee deposited
Description	Notional value	Maturity	Assets (USD)	Liabilities (BRL)	Type	Amount
Swap EPP	255,805	Feb/09	VC + 3.94%	98.29 % of CDI

The computation of the swap market value is as follows:
i) The assets end is carried through maturity and discounted to present value for the exchange coupon curve negotiated on Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) on the valuation date.
ii) The liabilities end is linked to a percentage of the CDI rate and its market value includes the principal plus interest up to the valuation date, carried through maturity by the pre curve, applying the CDI rate percentage, and brought to present value by the pre curve. The pre curve used is negotiated on BM&FBOVESPA on the valuation date.

The market value is derived from the difference between the liabilities and assets ends of the swap, as follows:

	Parent company		Consolidated
	Sep/08	Jun/08	Sep/08	Jun/08
Market value	15,775	(21,372)	15,775	(21,372)
Value in the curve	26,827	(20,723)	26,827	(20,723)

Swaps are accounted for at market value in “Gains on derivative transactions” of “Losses on derivative transactions”, under financial income and financial expenses, respectively.

b. Austrian Republic Notes Swap

This is a hedge transaction classified as “trading”, pursuant to the accounting rules, and comprising two different swaps.

These swaps are intended to convert the prefixed coupon in euros of the Austrian Republic notes into a U.S. Dollar coupon (Libor + spread). As such, the consolidated transaction (Notes and Swap) is an investment in U.S. Dollars restated by Libor + spread.

The notional value, the charges and maturities in the liabilities end of the swap are identical to the Austrian Republic notes in the portfolio. The swaps were carried out on the over-the- counter market, with a guarantee required by one of the counterparties in the form of a Bank Deposit Certificate (“CDB”) with the counterparty itself, should the market value surpass USD 6,000 thousand against Braskem on the verification date. Details of the transaction are shown in the tables below:

					Guarantee deposited
Description	Notional value	Maturity	Assets (USD)	Liab. (EUR)	Type	Amount
Swap Austrian Notes I	259,622	Jan/10	Libor 1y + 0.62%	5.5%	CDB	21,226
Swap Austrian Notes II	40,230	Jan/11	Libor 1y + 0.41%	5.25%

The computation of the swap market value is as follows:
i) The assets end is carried by annual Libor + Spread through maturity, discounted to present value by the Libor swap curve on the valuation date.
ii) The liabilities end is carried by the fixed coupon (5.5% and 5.25%) through maturity and discounted to present value by Euribor (Euro zone interbank rate) on the valuation date.

The market value is derived from the difference between the swap liabilities and assets ends, as follows:

	Parent company		Consolidated
	Sep/08	Jun/08	Sep/08	Jun/08
Market value	(12,913)	(37,622)	(12,913)	(37,622)
Value in the curve	(14,182)	(40,791)	(14,182)	(40,791)

The swaps are accounted for at market value in “Gains on derivative transactions” or “Losses on derivative transactions”, under financial income and financial expenses, respectively.

c. Project financing swap (NEXI)

This is a hedge transaction comprising four different swaps.

This swap is intended to provide protection against the exposure generated by the financing in Japanese currency by Nippon Export and Investment Insurance (“NEXI”). In March and September 2005, four swap transactions were performed, converting the liability in YEN to a liability in Reais linked to CDI – thus eliminating the exposure to YEN and the Japanese interest rate (“Tibor”). The notional value, the rates and maturities of the swap assets end are identical to the financing. The swap transactions were carried out on the over-the-counter market, requiring no guarantees. The transaction details are shown below:

					Guarantee deposited
Description	Notional value	Maturity	Assets (JPY)	Liabilities (BRL)	Type	Amount
Swap NEXI I	86,861	Mar/12	(Tibor3M+095%)*1.1429	101.85% of CDI
Swap NEXI II	104,001	Jun/12	(Tibor3M+095%)*1.1429	104.04% of CDI

The market and curve values are presented below:

	Parent company		Consolidated
	Sep/08	Jun/08	Sep/08	Jun/08
Market value	(51,101)	(77,639)	(51,101)	(77,639)
Value in the curve	(47,752)	(76,799)	(47,752)	(76,799)

Braskem undertook to carry the Project Financing swap (Nexi) through maturity; as such, the transactions are classified as “held to maturity” and accounted for at their value in the curve. The transactions are recorded in the short- and long-term financing group, as a contra entry to financial income (expenses).

d. Credit Default Swap

Subsidiary Braskem Inc. held in its investment portfolio USD 100,000 thousand in Braskem S/A bonds maturing in 2015, which were sold to ABN AMRO NV. This bank, in turn, is entitled to receive the financial amount, guaranteed by subsidiary Braskem Inc. by means of a deposit with NIB Capital Bank, in the event of a default by the debt issuer - Braskem S/A. As issuer of this Credit Default Swap (“CDS”), subsidiary Braskem Inc. receives a financial premium in exchange for the protection offered.

Guarantee deposited
Description	Notional value	Maturity	Assets	Liab.	Type	Amount
Credit Default	USD 100,000 mil	jun/15			Time Deposit	USD 101,312

	Parent company		Consolidated
	sep/08	jun/08	set/08	jun/08
Value in the curve			USD 242	USD 58

As the Credit Default Swap equates to a guarantee, it is accounted for at its value in the curve, as financial income or expense.

(ii) Settled Transactions

1. Total Return Swap

In order to ensure the compliance with its commitments in U.S. Dollars, subsidiary Braskem Inc. carried out a total return swap where, in the liabilities end, Braskem Inc. paid the Bank’s post-fixed funding cost (Libor + 0.725%), and received the return of the fund portfolio (also post-fixed)., This transaction was settled in August 2008, giving rise to a positive adjustment in the financial results of the Company of USD 6,396 thousand, corresponding to R$ 12,786.

2. Coupon vs. Libor Swap

As subsidiary Braskem Inc. is an exporter, the Coupon vs. Libor swap carried out with JPMorgan in Oct/07 was designed to monetize the convertibility risk in Brazil. Under this swap, Braskem Inc. contracted in the assets end in exchange coupon and in the liabilities end in Libor 6M.

The transaction was settled in July 2008, giving rise to a positive adjustment for the subsidiary of USD 488 thousand, recorded as financial income in the amount of R$ 770.

(iii) Exposure by counterparty

Outstanding transactions at September 30, 2008 subject Braskem to the following exposures by counterparty, considering the market values of the derivatives plus guarantees provided:

Counterparty	Party	Principal	Exposure Sep/08 (i)
JPMorgan	Braskem S.A.	86,861	(28,398)
Citibank	Braskem S.A.	292,199	(6,798)
Banco Real	Braskem S.A.	107,837	(1,865)
Merril Lynch	Braskem S.A.	259,622	10,047

(i) Negative exposure values mean that the Company owes the net balance at the market value of the transactions outstanding with the counterparty.

(iv) Accounting

All amounts accounted for at September 30, 2008 relating to derivative contracts are listed below:

			Parent company		Consolidated

Description	Notional value	Maturity	Sep/08	Jun/08	Sep/08	Jun/08

EPP Swap	255,805	Feb/09	15,775	(21,372)	15,775	(21,372)
Austrian Notes Swap	299,852	Jan/10 & Jan/11	(12,913)	(37,622)	(12,913)	(37,622)
NEXI Swap	190,862	Mar/12 & Jun/12	(47,752)	(76,799)	(47,752)	(76,799)
Credit Default Swap	USD 100,000 th.	Jun/15			463	92
Total Return Swap	USD 260,000 th.	Aug/08				12,786
Coupon vs Libor Swap	USD 150,000 th.	Jul/08				770

The activity in cash and results from derivatives in the nine-month period ended September 30, 2008 was as follows:

		Parent company		Consolidated

Description	Maturity	Cash	Results	Cash	Results

EPP Swap	Feb/09		15,775		15,775
Austrian Notes Swap	Jan/10 & Jan/11	(30,151)	26,977	(30,151)	26,977
NEXI Swap	Mar/12 & Jun/12	(29,476)	28,961	(29,476)	28,961
Credit Default Swap	Jun/15			USD 360 th.	USD 160 th.
Total Return Swap	Aug/08			USD 6,397 th.	(USD 19,570 th.)
Coupon vs Libor Swap	Jul/08			USD 488 th.	(USD 122 th.)

(v) Stress scenarios

The Company derivative transactions in the period ended September 30, 2008 were carried out for hedging purposes, with maturity, currency, charge and amount features perfectly matched to the assets or liabilities they are designed to protect. Scenarios driving negative adjustments to hedges will be countered by positive adjustments in the related assets and liabilities.

22 Financial Income (Expenses)

	Parent company		Consolidated

	Sep/08	Sep/07	Sep/08	Sep/07

Financial income:
Interest income and related parties	161,566	78,118	98,504	99,457
Monetary variations of financial investments, related
parties, loans and trade bills receivable	20,823	32,843	21,175	22,767
Monetary variation of taxes recoverable	2,040	7,139	7,088	9,540
Gains on derivative transactions	8,268	14,071	3,218	33,265
Exchange variation on foreign currency assets	70,403	(268,747)	138,996	(294,342)
Other	8,165	3,575	11,517	6,044

	271,265	(133,001)	280,498	(123,269)
Financial expenses:
Interest expenses on loans and related parties
	(304,677)	(359,668)	(372,469)	(404,753)
Monetary variation of financing, related parties,
loans and trade bills payable	(169,269)	(178,536)	(152,864)	(170,044)
Interest on taxes and suppliers	(63,724)	(85,534)	(64,644)	(90,021)
Losses on derivative transactions	(4,624)	(26,504)	(7,387)	(41,932)
Discounts granted	(24,943)	(33,781)	(80,230)	(113,225)
Exchange variation on foreign currency liabilities	(628,712)	798,013	(893,003)	871,945
Taxes on financial transactions	(37,322)	(68,666)	(50,514)	(91,116)
Other	(40,065)	(66,881)	(68,758)	(77,639)

	(1,273,336)	(21,557)	(1,689,869)	(116,785)

Financial result, net	(1,002,071)	(154,558)	(1,409,371)	(240,054)

23 Other Operating Income and Expenses

	Parent company		Consolidated

	Sep/08	Sep/07	Sep/08	Sep/07

Rental of facilities and assignment of right of use	11,807	19,835	11,807	19,237
Recovery of taxes	65	110,902	49,707	115,432
Proceeds fro the sale of sundry materials	(12,948)	758	(11,477)	1,164
Other operating income (expenses), net	4,473	(18,454)	(12,268)	209
ICMS PRODESIN incentive	16,820	6,673	16,820	6,697

	20,217	119,714	54,589	142,739

24 Non-operating Income (Expenses)

Non-operating income (expenses) in the period ended September 30, 2008 include R$ 252,105 relating to the disposal of the investment in Petroflex (Note 1(b.6)). The investment cost of R$ 121,557, including the effects of income in the earnings of subsidiary and associated companies up to March 31, 2008, was accounted for as non-operating expense. At September 30, 2008, due to the merger of Petroquímica Paulínia, the Company records as non-operating expense the adjustment of the value of property, plant and equipment and intangible assets of that company, for R$ 42,816

25 Insurance Coverage

Braskem and its subsidiaries have a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At September 30, 2008, the maximum indemnification limit of the insurance coverage for inventories, property, plant and equipment, and loss of profits, per claim, amounts to US$ 2,000,000 thousand. The value of the insured assets is R$ 31,975,442.

Additionally the Company and its subsidiaries have transportation, group life, sundry risks and vehicle insurance policies. The risk assumptions adopted are not part of the scope of the audit and, as such, were not examined by our independent auditors.

26 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

At September 30, 2008, the active participants in ODEPREV amounted to 2,528, and the Company’s and employees’ contributions in the period were R$ 8,167 and R$ 14,535, respectively.

(b) PETROS - Fundação PETROBRAS de Seguridade Social

Copesul and its employees make contributions to PETROS - Fundação Petrobras de Seguridade Social, under retirement and defined benefit pension plans.

Copesul’s contributions in the period ended September 30, 2008 totaled R$ 4,551 (same period of 2007 - R$ 4,006).

Pursuant to PETROS charter and applicable law, in the event of a material insufficiency of technical reserves, both the sponsors and participants will be required to make a financial contribution, otherwise the plan benefits will be downsized in accordance with the available funds. Until the Quarterly Financial Information date, this subsidiary was not required to make any supplementary contribution.

(c) COPESULPREV – Plano Copesul de Previdência Complementar

In May 2003, the Board of Directors of Copesul approved the implementation of the Copesul Supplementary Private Pension Plan, called COPESULPREV. This a closed, defined contribution plan intended to cover those employees not included in the former PETROS plan, which currently accepts no new participants. The plan is independently managed by PETROS - Fundação Petrobras de Seguridade Social, with no links to any other pension plan managed at present by that entity, pursuant to the provisions of Complementary Law 109/2001.

Copesul’s contributions in the period ended September 30, 2008 added up to R$ 1,089 (same period of 2007 - R$ 933).

(d) Fundação Francisco Martins Bastos – FFMB

Subsidiaries Ipiranga Química and ISATEC and merged company IPQ sponsor Fundação Francisco Martins Bastos - FFMB, a closed supplementary private pension entity, designed to manage and execute pension benefit plans to the employees of Petróleo Ipiranga Companies.

At September 30, 2008, the subsidiaries’ contributions amounted to R$ 1,579 and R$ 449 relating to the basic and supplementary benefits, respectively.

27 Raw Material Purchase Commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to R$ 725,895.

The Company and Copesul purchase naphtha and condensate under contracts establishing a minimum annual purchase volume equal to R$ 9,084,486 (unaudited), base don market prices as of September 30, 2008.

28 Law 11638/07 – Changes in the Brazilian Corporate Law

( a ) Changes in accounting practices

Law 11638, enacted on December 28, 2007, introduced a number of provisions and amended other provisions of Law 6404 (Brazilian Corporate Law). The Law is mainly intended to update the Brazilian Corporate law in order to harmonize accounting practices adopted in Brazil with International Financial Reporting Standards issued by International Accounting Standard Board (IASB). On May 2, 2008, CVM issued Instruction 469, addressing the application of said Law.

The impacts on the presentation format of Quarterly Financial Information and the criteria for determining the financial position and net income of Braskem and its subsidiaries, as a result of these changes, can be summarized as follows:

(i) Statement of cash flows – Replacement of the statement of changes in financial position (DOAR) with the statement of cash flows. The Company already presents such statement.

(ii) Statement of added value – Inclusion of the statement of value added by publicly-held companies. The Company already makes this presentation in its annual report.

(iii) Tax incentives – In accordance with CVM Instruction 469/08, tax incentives arising from donations or government grants for investment shall be temporarily classified as deferred income. Until December 31, 2007, such incentives were recorded in a specific capital reserve account.

In the first nine months of 2008, the Company recorded no income tax incentive.

(iv) Equity in income of subsidiary and associated companies – The following investments are to be accounted for on the equity method: a) investments in associated companies when the parent company has a significant influence on management, or interest of 20% or more of the voting capital; b) investments in direct or indirect subsidiaries, and c) investments in other entities belonging to the same group or under common control.

All Company investments are accounted for in accordance with the above guidance.

(v) Adjustments to present value – Assets and liabilities arising from long-term transactions, as well as from material short-term transactions, should be adjusted to present value.

Noncurrent assets and liabilities are indexed and short-term effects were considered immaterial. The discount rate used was the CDI (Interbank Deposit Certificate).

(vi) Deferred charges will be comprised only by pre-operating expenses and restructuring expenditures which will effectively contribute to increasing the profitability of the corporation in more than one fiscal year and which are not merely reductions in costs or increases in operating efficiency.

The Company is currently waiting for rules for the probable remeasurement and reclassification of existing amounts, as well as the realization criteria to ascertain any impacts on shareholders’ equity and net income.

Market value: Investments in financial instruments, including derivatives, classified as “available for sale” or “for trading” should now be marked to market. To value its investments in financial instruments, the Company adopted the Brazilian Central Bank (BACEN) Circular-Letter 3068/01).

Marking to market of financial instruments classified as “available for sale”, as long as they are not realized, were directly taken to shareholders’ equity, in “Adjustments in equity valuation”, for R$ 5,747 (R$ 5,747 – consolidated), net of income tax.

(vii) Revaluation reserve: Corporations may no longer record revaluation reserves. The new Law allows corporations to either maintain existing balances and realize such balances in accordance with current standards, or reverse the balances until the end of 2008.

Jointly-controlled Cetrel has a revaluation reserve balance which will be maintained until its full realization.

(b) CVM Deliberation 534/08 – Conversion of Financial Statements

On January 29, 2008, CVM issued Deliberation 534, which approves Technical Pronouncement - CPC-02, to be applied to those years ending as from December 2008. CPC-02 is intended to determine how to include transactions in foreign currencies and transactions abroad in the financial statements of a Brazilian entity, as well as how to convert the financial statements of a foreign entity into the report currency of financial statements in Brazil.

Management understands that all foreign entities were considered as “dependent on the parent company” and will have the real as their functional currency.

29 Subsequent Event

On October 9, 2008, the Company announced the completion of the export prepayment transaction, in the amount of US$ 725 million, at Libor + 1.75% p.a. and a 5-year term, with a 3-year grace period. The transaction is intended to lengthen the bridge-loan to acquire the Grupo Ipiranga and close the capital of merged company Copesul (Note 14(d)). Subsequently, the Company carried out a swap transaction which locked the Libor quotation over the transaction period at 3.85% p.a.. Accordingly, the cost of the export prepayment transaction will be changed from Libor + 1.75% p.a. to 5.6% p.a..

Supplementary Information
Statements of cash flows for the periods ended September 30, 2008 and 2007

	Parent company		Consolidated

	Sep/08	Sep/07	Sep/08	Sep/07

Net income (loss) for the period	(386,567)	510,245	(383,758)	520,346
Adjustment to reconcile net income:
Depreciation, amortization and depletion	642,696	709,438	868,910	896,449
Amortization of goodwill (negative goodwill), net	69,079	54,102	142,398	66,061
Equity in income of subsidiaries and associated
companies	(173,864)	(153,889)	10,856	(859)
Provision (reversal) for loss on investments	18,670	903	9,695	903
Tax incentives			(1,030)	(2,747)
Exchange variation on investments	(6,544)	8,670	(6,055)	9,452
Losses (gains) on interest in investment and other	3,417	(83)	94,582	(4,979)
Losses (gains) on permanent assets disposal	(60,689)	19,333	(59,575)	28,373
Interest and monetary and exchange variations, net	878,865	(83,512)	980,527	(209,466)
Recognition of tax credits		(110,704)		(111,546)
Minority interests			58,930	243,100
Deferred income and social contribution taxes	(201,656)	(30,731)	(243,633)	(35,719)
Other	(5,422)	296	26,338	(4,936)

	777,985	924,068	1,498,185	1,394,432

Effect of mergers and acquisitions of investments	8,993	5,796	119,892	222,675
Financial effects on cash	150,983	329,994	143,194	130,509

Cash generation before changes
in operating working capital	937,961	1,259,858	1,761,271	1,747,616

Changes in operating working capital
Marketable securities	450,044	427,156	214,758	239,082
Trade accounts receivable	(29,509)	(147,398)	(271,055)	245,006
Inventories	(303,713)	101,296	(464,268)	127,004
Taxes recoverable	(150,255)	308,463	(351,352)	167,131
Prepaid expenses	45,043	58,586	60,473	59,832
Dividends received	48,135	73,908	152,859	2,287
Other accounts payable	162,863	(20,513)	197,542	(18,274)
Suppliers	325,947	(647,317)	908,817	(38,855)
Taxes and contributions	2,081	(338,495)	(35,493)	(193,188)
Tax incentives	(683)	44,177	(683)	47,223
Advances from customers	15,838	3,531	11,759	(9,101)
Other accounts payable	(35,475)	(59,725)	(5,489)	(85,142)
Deferred income tax			18,490
Generation of cash from operations before financial
effects	1,468,277	1,063,527	2,197,629	2,290,621

Exclusion of financial effects on cash	(150,983)	(329,994)	(143,194)	(130,509)

Generation of accounting cash from operations	1,317,294	733,533	2,054,435	2,160,112

Cash flows (continued)

	Parent company		Consolidated

	Sep/08	Sep/07	Sep/08	Sep/07

Proceeds from the sale of permanent assets	7,020	1,613	7,020	1,637
Additions to investments	(695,120)	(693,234)	(663,557)	(782,880)
Additions to property, plant and equipment	(673,591)	(557,006)	(1,110,879)	(869,268)
Additions to intangible assets			(21,185)	(2,494)
Additions to deferred charges	(276,930)	(4,241)	(314,798)	(14,539)

Cash used for investments	(1,638,621)	(1,252,868)	(2,103,399)	(1,667,544)

Short-term debt, net
Funds obtained	1,642,641	641,974	1,956,129	2,924,522
Repayment	(1,297,771)	(878,774)	(3,608,624)	(4,420,731)

Long-term debt
Funds obtained	2,584,365	1,295,177	4,151,094	1,657,332
Repayment	(327,972)	(673,453)	(1,765,641)	(742,630)

Related parties
Funds obtained		39,375		96
Repayment	(1,265,893)	(101,220)		(1,054)
Dividends paid to shareholders and
minority interests	(277,692)	(36,606)	(599,919)	(37,326)
Capital increase			38,177	74
Repurchase of shares	(161,167)	-	(161,167)
Other	(8,398)	656	(8,400)	604

Use of cash in financing	888,113	287,129	1,649	(619,113)

Generation (use) of cash and cash equivalents	566,785	(232,206)	(47,315)	(126,545)

Represented by
Cash and cash equivalents, at beginning of the period	1,071,601	1,125,925	1,890,151	1,547,060
Cash and cash equivalents, at the end of the period	1,638,386	893,719	1,842,836	1,420,515

Generation ()use) of cash and cash equivalents	566,785	(232,206)	(47,315)	(126,545)

Main transactions not impacting cash

The following transactions not impacting cash were excluded from the statement of cash flow:

.. Merger of shares issued by Grust (Note 1(b));
.. Decrease in the capital of Braskem Participações (Note 19(c)); and
.. Capitalization of advance for future capital increase (AFAC) of Ipiranga Química into IPQ.

This statement was prepared in accordance with the criteria set forth in Accounting Standards and Procedures - NPC 20 – Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors - IBRACON.

* * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.